04044663

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 5, Series 2004-3 **104020**	**333-14625**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

RECD S.E.C.
OCT 7 - 2004
1086

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 08 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:267323.2] 18091-00073 10/06/2004 04:23 PM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 5, 2004

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: [signature]

Name: **David S. Wells**

Title: **Assistant Secretary**

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Period	Class A2, A3, A4, & Mezz Cap Balance	Class A2, A3, A4, & Mezz Cap Strike	Class A2, A3, A4, & Mezz Cap Ceiling
1	572,500,000	4.180390	10.000000
2	569,231,547	7.107250	10.000000
3	565,331,990	6.879330	10.000000
4	560,805,903	6.879220	10.000000
5	555,660,227	7.616190	10.000000
6	549,904,323	6.882030	10.000000
7	543,550,371	7.111410	10.000000
8	536,612,156	6.882210	10.000000
9	529,106,499	7.112180	10.000000
10	521,052,293	6.882820	10.000000
11	512,472,833	6.786130	10.000000
12	503,407,369	7.015530	10.000000
13	494,093,636	6.789240	10.000000
14	484,546,997	7.015660	10.000000
15	474,784,322	6.789670	10.000000
16	464,823,738	6.789420	10.000000
17	454,684,178	7.516480	10.000000
18	444,385,493	6.791640	10.000000
19	433,948,578	7.017480	10.000000
20	423,394,564	6.790650	10.000000
21	412,745,432	7.024420	10.000000
22	402,026,043	6.798690	10.000000
23	391,261,838	8.596710	10.000000
24	380,877,036	9.019220	10.000000
25	370,833,953	8.719870	10.000000
26	361,118,654	9.001800	10.000000
27	351,720,166	8.705480	10.000000
28	342,628,028	8.697490	10.000000
29	0	0.000000	0.000000
30	325,335,306	9.319770	10.000000
31	317,114,909	9.368840	10.000000
32	309,160,927	9.055360	10.000000
33	301,464,491	9.348810	10.000000
34	294,017,161	9.039300	10.000000
35	286,810,562	9.678990	10.000000
36	0	0.000000	0.000000
37	273,110,967	9.728950	10.000000
38	0	0.000000	0.000000
39	254,260,557	9.702010	10.000000
40	242,894,480	9.688790	10.000000

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-3 - Winter Group Breakeven Analysis Class M8

Balance	$8,000,000.00	Delay	0
Coupon	3.629	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	**7.903 CDR**	**8.826 CDR**	**9.771 CDR**
WAL	21.20	13.09	9.02
Principal Writedown	0.20%	0.01%	0.05%
Total Collat Loss (Collat Maturity)	17.27%	12.04%	9.76%
Total Collat Liquidation (Collat Maturity)	34.33%	23.96%	19.42%
LIBOR	Fwd	Fwd	Fwd
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Winter Group Breakeven Analysis Class M9

Balance	$10,000,000.00	Delay	0
Coupon	5.279	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	**7.48 CDR**	**8.073 CDR**	**8.717 CDR**
WAL	20.79	12.85	8.84
Principal Writedown	0.07%	0.07%	0.04%
Total Collat Loss (Collat Maturity)	16.60%	11.18%	8.82%
Total Collat Liquidation (Collat Maturity)	32.99%	22.24%	17.55%

LIBOR	Fwd	Fwd	Fwd
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
Delinq	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M10

Balance	$10,500,000.00
First Payment	11/25/2004
Settle	10/5/2004

Default	7.193 CDR	7.415 CDR	7.728 CDR
WAL	21.56	13.94	9.85
Principal Writedown	28,316.91 (0.27%)	14,720.13 (0.14%)	10,727.99 (0.10%)
Total Collat Loss (Collat Maturity)	164,972,759.54 (16.50%)	107,456,730.41 (10.75%)	82,111,228.93 (8.21%)
Total Collat Liquidation (Collat Maturity)	327,877,114.66 (32.79%)	213,753,676.61 (21.38%)	163,373,903.05 (16.34%)
LIBOR	Fwd	Fwd	Fwd
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Loss Severity	50%	50%	50%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M10

Terwin

Balance	$10,500,000.00
First Payment	11/25/2004
Settle	10/5/2004

Default	5.9578 CDR	6.1412 CDR	6.4098 CDR
WAL	22.47	14.44	10.12
Principal Writedown	13,145.53 (0.13%)	9,784.37 (0.09%)	10,844.16 (0.10%)
Total Collat Loss (Collat Maturity)	172,064,540.72 (17.21%)	109,788,379.76 (10.98%)	83,194,362.25 (8.32%)
Total Collat Liquidation (Collat Maturity)	284,919,086.68 (28.49%)	181,983,017.01 (18.20%)	137,937,712.62 (13.79%)
LIBOR	Fwd	Fwd	Fwd
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Loss Severity	60%	60%	60%
Servicer Advances	100%	100%	100%
Liquidation Lag	6	6	6
Triggers	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-3
NetWAC Cap Analysis

FRM PPC: 57.50%
ARM PPC: 150%
Enable Call: Yes

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.779 and 2.051 respectively and the cashflows are run to the Optional Termination at the

(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the begining pe
related certificates, annualized based on the actual number of days in the accrual period.

Period	NWC (1) (%)	Period	NWC (1) (%)
1	4.180	51	6.492
2	7.106	52	6.485
3	6.876	53	7.172
4	6.876	54	6.472
5	7.612	55	6.681
6	6.875	56	6.460
7	7.103	57	6.669
8	6.873	58	6.448
9	7.101	59	6.443
10	6.871	60	6.652
11	6.773	61	6.432
12	6.997	62	6.641
13	6.770	63	6.422
14	6.994	64	6.418
15	6.766	65	7.100
16	6.764	66	6.409
17	7.486	67	6.618
18	6.759	68	6.401
19	6.982	69	6.610
20	6.754	70	6.393
21	6.977	71	6.389
22	6.748	72	6.599
23	6.930	73	6.383
24	7.170	74	6.592
25	6.931	75	6.376
26	7.154	76	6.373
27	6.915	77	7.053
28	6.906	78	6.368
29	7.637	79	6.577
30	6.890	80	6.363
31	6.861	81	6.572
32	6.631	82	6.358
33	6.844	83	6.356
34	6.616	84	6.566
35	6.614	85	6.352
36	6.828	86	6.562
37	6.600	87	6.348
38	6.811	88	6.346
39	6.583	89	6.782
40	6.575	90	6.343
41	7.019	91	6.553
42	6.558	92	6.340
43	6.769	93	6.550
44	6.543	94	6.337
45	6.753	95	6.336
46	6.527		
47	6.520		
48	6.730		
49	6.505		
50	6.715		

Option One Mortgage Loan Trust 2004-3
Excess Spread Analysis Forward LIBOR
FRM PPC: 115%
ARM PPC: 100%
Enable Call Yes
5% CDR
50% Severity

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.77900	2.05100	3.41	No	Yes
2	1.86400	2.14900	4.82	No	Yes
3	1.98800	2.24300	4.62	No	Yes
4	2.10300	2.33000	4.50	No	Yes
5	2.21600	2.41200	4.65	No	Yes
6	2.30200	2.48900	4.30	No	Yes
7	2.36200	2.56500	4.33	No	Yes
8	2.42500	2.64500	4.17	No	Yes
9	2.50600	2.72800	4.19	No	Yes
10	2.59100	2.81300	4.00	No	Yes
11	2.66900	2.90000	3.82	No	Yes
12	2.75300	2.99100	3.84	No	Yes
13	2.83500	3.08300	3.65	No	Yes
14	2.91900	3.17600	3.67	No	Yes
15	3.01000	3.26900	3.46	No	Yes
16	3.11000	3.35500	3.36	No	Yes
17	3.20900	3.43100	3.62	No	Yes
18	3.29600	3.49700	3.17	No	Yes
19	3.38500	3.55200	3.20	No	Yes
20	3.47100	3.59700	2.99	No	Yes
21	3.51600	3.64000	3.08	No	Yes
22	3.56000	3.68800	2.91	No	Yes
23	3.60300	3.73900	4.13	No	Yes
24	3.61800	3.79300	4.34	No	Yes
25	3.65300	3.85600	4.16	No	Yes
26	3.72500	3.92100	4.22	No	Yes
27	3.79500	3.98400	4.01	No	Yes
28	3.86200	4.04200	3.93	No	Yes
29	3.92600	4.09600	4.51	No	Yes
30	3.98600	4.14500	4.02	No	Yes
31	4.04200	4.18900	3.86	No	Yes
32	4.09300	4.22900	3.65	No	Yes
33	4.14000	4.26400	3.75	No	Yes
34	4.18100	4.29600	3.55	No	Yes
35	4.21600	4.32700	3.70	No	Yes
36	4.24500	4.35600	3.86	No	Yes
37	4.27200	4.38600	3.66	No	Yes
38	4.30200	4.41600	3.78	No	Yes
39	4.33100	4.44700	3.58	No	Yes
40	4.36000	4.47900	3.54	No	Yes
41	4.39000	4.51200	3.94	No	Yes
42	4.42000	4.54600	3.58	No	Yes
43	4.45200	4.58200	3.70	No	Yes
44	4.48400	4.61800	3.50	No	Yes
45	4.51800	4.65500	3.62	No	Yes
46	4.55300	4.69200	3.42	No	Yes
47	4.59100	4.72700	3.50	No	Yes
48	4.63000	4.76100	3.63	No	Yes
49	4.66800	4.79200	3.42	No	Yes
50	4.70200	4.82100	3.55	No	Yes
51	4.73300	4.84600	3.34	No	Yes
52	4.76200	4.86900	3.31	No	Yes
53	4.78900	4.88900	3.89	No	Yes
54	4.81300	4.90700	3.35	No	Yes
55	4.83400	4.92100	3.50	No	Yes
56	4.85300	4.93500	3.30	No	Yes
57	4.86800	4.95300	3.46	No	Yes
58	4.88100	4.97400	3.28	No	Yes
59	4.89000	4.99900	3.33	No	Yes
60	4.89700	5.02900	3.50	No	Yes
61	4.91800	5.06300	3.31	No	Yes
62	4.95600	5.09900	3.25	No	Yes
63	4.99300	5.13400	2.83	No	Yes
64	5.02900	5.16700	2.58	No	Yes
65	5.06400	5.19900	3.02	No	Yes
66	5.09700	5.22900	2.34	No	Yes
67	5.12900	5.25800	2.47	No	Yes
68	5.16000	5.28500	2.24	No	Yes
69	5.18900	5.31000	2.35	No	Yes
70	5.21600	5.33400	2.13	No	Yes
71	5.24200	5.35500	2.15	No	Yes
72	5.26600	5.37500	0.00	Yes	No

Option One Mortgage Loan Trust 2004-3
Excess Spread Analysis Forward LIBOR plus 200
FRM PPC: 115%
ARM PPC: 100%
Enable Call Yes
5% CDR
50% Severity

Period	1 Mo LIBOR	6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.77900	2.05100	3.41	No	Yes
2	3.86400	4.14900	2.88	No	Yes
3	3.98800	4.24300	2.63	No	Yes
4	4.10300	4.33000	2.51	No	Yes
5	4.21600	4.41200	2.84	No	Yes
6	4.30200	4.48900	2.32	No	Yes
7	4.36200	4.56500	2.41	No	Yes
8	4.42500	4.64500	2.19	No	Yes
9	4.50600	4.72800	2.27	No	Yes
10	4.59100	4.81300	2.03	No	Yes
11	4.66900	4.90000	1.85	No	Yes
12	4.75300	4.99100	1.93	No	Yes
13	4.83500	5.08300	1.68	No	Yes
14	4.91900	5.17600	1.76	No	Yes
15	5.01000	5.26900	1.50	No	Yes
16	5.11000	5.35500	1.40	No	Yes
17	5.20900	5.43100	1.83	No	Yes
18	5.29600	5.49700	1.22	No	Yes
19	5.38500	5.55200	1.30	No	Yes
20	5.47100	5.59700	1.04	No	Yes
21	5.51600	5.64000	1.18	No	Yes
22	5.56000	5.68800	0.95	No	Yes
23	5.60300	5.73900	2.67	No	Yes
24	5.61800	5.79300	2.98	No	Yes
25	5.65300	5.85600	2.75	No	Yes
26	5.72500	5.92100	2.86	No	Yes
27	5.79500	5.98400	2.59	No	Yes
28	5.86200	6.04200	2.52	No	Yes
29	5.92600	6.09600	3.66	No	Yes
30	5.98600	6.14500	3.01	No	Yes
31	6.04200	6.18900	2.91	No	Yes
32	6.09300	6.22900	2.65	No	Yes
33	6.14000	6.26400	2.80	No	Yes
34	6.18100	6.29600	2.55	No	Yes
35	6.21600	6.32700	2.94	No	Yes
36	6.24500	6.35600	3.17	No	Yes
37	6.27200	6.38600	2.93	No	Yes
38	6.30200	6.41600	3.09	No	Yes
39	6.33100	6.44700	2.85	No	Yes
40	6.36000	6.47900	2.81	No	Yes
41	6.39000	6.51200	3.32	No	Yes
42	6.42000	6.54600	2.87	No	Yes
43	6.45200	6.58200	3.04	No	Yes
44	6.48400	6.61800	2.79	No	Yes
45	6.51800	6.65500	2.95	No	Yes
46	6.55300	6.69200	2.71	No	Yes
47	6.59100	6.72700	2.80	No	Yes
48	6.63000	6.76100	2.98	No	Yes
49	6.66800	6.79200	2.74	No	Yes
50	6.70200	6.82100	2.90	No	Yes
51	6.73300	6.84600	2.67	No	Yes
52	6.76200	6.86900	2.63	No	Yes
53	6.78900	6.88900	3.33	No	Yes
54	6.81300	6.90700	2.67	No	Yes
55	6.83400	6.92100	2.85	No	Yes
56	6.85300	6.93500	2.63	No	Yes
57	6.86800	6.95300	2.82	No	Yes
58	6.88100	6.97400	2.61	No	Yes
59	6.89000	6.99900	2.66	No	Yes
60	6.89700	7.02900	2.85	No	Yes
61	6.91800	7.06300	2.65	No	Yes
62	6.95600	7.09900	2.54	No	Yes
63	6.99300	7.13400	2.03	No	Yes
64	7.02900	7.16700	1.74	No	Yes
65	7.06400	7.19900	2.42	No	Yes
66	7.09700	7.22900	1.73	No	Yes
67	7.12900	7.25800	1.88	No	Yes
68	7.16000	7.28500	1.62	No	Yes
69	7.18900	7.31000	1.78	No	Yes
70	7.21600	7.33400	1.52	No	Yes
71	7.24200	7.35500	1.53	No	Yes
72	7.26600	7.37500	0.00	Yes	No

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Stack Price/Yield

Settle 10/5/2004
First Payment 11/25/2004

	M8	M9	M10
M8			
Price	100-00	100-00	100-00
WAL	10.20	5.74	5.42
Principal Writedown	71,222.60 (0.89%)	0.00 (0.00%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	80,663,128.79 (8.07%)	72,800,059.82 (7.28%)	65,981,835.42 (6.60%)
M9			
Price	100-00	100-00	100-00
WAL	7.60	6.91	5.73
Principal Writedown	3,162,344.28 (31.62%)	33,112.31 (0.33%)	0.00 (0.00%)
Total Collat Loss (Collat Maturity)	80,663,128.79 (8.07%)	72,800,059.82 (7.28%)	65,981,835.42 (6.60%)
M10			
Price	100-00	100-00	100-00
WAL	7.01	7.80	7.64
Principal Writedown	9,846,442.37 (93.78%)	6,227,896.73 (59.31%)	42,717.46 (0.41%)
Total Collat Loss (Collat Maturity)	80,663,128.79 (8.07%)	72,800,059.82 (7.28%)	65,981,835.42 (6.60%)
LIBOR_1MO	1.86400 . . .	1.86400 . . .	1.86400 . . .
LIBOR_6MO	2.14900 . . .	2.14900 . . .	2.14900 . . .
Prepay (1F)	100 *wamco_frm	100 *wamco_frm	100 *wamco_frm
Prepay (1A)	100 *wamco_arm	100 *wamco_arm	100 *wamco_arm
Prepay (2F)	100 *wamco_frm	100 *wamco_frm	100 *wamco_frm
Prepay (2A)	100 *wamco_arm	100 *wamco_arm	100 *wamco_arm
Default (1F)	173 *wamco_frm_def	153 *wamco_frm_def	136.3 *wamco_frm_def
Loss Severity	45%	45%	45%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Default (1A)	173 *wamco_arm_def	153 *wamco_arm_def	136.3 *wamco_arm_def
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Default (2F)	173 *wamco_frm_def	153 *wamco_frm_def	136.3 *wamco_frm_def
Loss Severity	45%	45%	45%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Default (2A)	173 *wamco_arm_def	153 *wamco_arm_def	136.3 *wamco_arm_def
Loss Severity	40%	40%	40%
Servicer Advances	100%	100%	100%
Liquidation Lag	12	12	12
Delinq	0%	0%	0%
Optional Redemption	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2003-4 - Wamco BE

Settle	10/5/2004
First Payment	11/25/2004

LIBOR	Forward
Loss Severity	45%
Servicer Advances	100%
Liquidation Lag	12
Optional Redemption	Call (N)
M8	
Default (1FRM)	173 *wamco_frm_def
Default (1ARM)	173 *wamco_arm_def
WAL	10.20
Principal Writedown	71,222.60 (0.89%)
Total Collat Loss (Collat Maturity)	80,663,128.79 (8.07%)
M9	
Default (1FRM)	153 *wamco_frm_def
Default (1ARM)	153 *wamco_arm_def
WAL	6.91
Principal Writedown	33,112.31 (0.33%)
Total Collat Loss (Collat Maturity)	72,800,059.82 (7.28%)
M10	
Default (1FRM)	136.3 *wamco_frm_def
Default (1ARM)	136.3 *wamco_arm_def
WAL	7.64
Principal Writedown	42,717.46 (0.41%)
Total Collat Loss (Collat Maturity)	65,981,835.42 (6.60%)
COLLAT	
Default (1FRM)	100 *wamco_frm_def
Default (1ARM)	100 *wamco_arm_def
WAL	3.19
Principal Writedown	NA
Total Collat Loss (Collat Maturity)	50,307,238.77 (5.03%)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Assumptions:		
Severity		100%
Advances		100%
Lag	12 months	
Libor	Forward	
Losses	SP default assumptions(on original pool)	
Prepays	SP prepays for nim bonds	
To Maturity		

1 SP BB exp loss?

2 % Loss of "BB" Class Princ

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 % Loss of "BB" Class Princ

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	3.01%	0.00%	0.00%	3.42%	0.00%	0.00%	5.00%	0.00%	0.00%	5.50%
	3	0.00%	0.00%	7.83%	0.00%	0.00%	7.84%	0.00%	0.00%	8.83%	0.00%	0.00%	9.91%
	4	0.00%	7.36%	10.94%	0.00%	9.61%	10.95%	0.00%	12.50%	12.02%	0.00%	15.00%	13.76%

4 Breakeven Runs

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	**5.652 CDR**	**6.188 CDR**	**6.758 CDR**	**5.435 CDR**	**5.974 CDR**	**6.555 CDR**	**4.505 CDR**	**5.085 CDR**	**5.736 CDR**	**3.569 CDR**	**4.33 CDR**	**5.191 CDR**
Cumulative Loss to Pool	13.03%	11.49%	10.44%	12.58%	11.12%	10.15%	10.61%	9.57%	8.94%	8.54%	8.23%	8.13%
WAL	10.95	8.52	6.76	11.00	8.56	6.78	11.26	8.73	6.88	11.58	8.87	6.95
Period of 1st $ Loss	230	190	172	235	193	158	271	173	156	230	198	168
Princ Window	105 - 359	81 - 359	64 - 359	105 - 359	81 - 359	64 - 359	108 - 359	83 - 359	65 - 359	111 - 359	84 - 359	65 - 359
Gap in Princ(Y/N)	N	N	N	N	N	N	N	N	N	N	N	N

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	7.89%	0.00%	0.00%	7.90%	0.00%	0.00%	7.91%	0.00%	0.00%	7.91%
	3	0.00%	0.00%	9.23%	0.00%	0.00%	9.84%	0.00%	5.41%	10.99%	0.00%	10.56%	11.00%
	4	0.00%	12.82%	12.55%	0.00%	13.57%	13.39%	0.00%	15.86%	15.39%	0.00%	17.50%	15.39%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	**5.058 CDR**	**5.47 CDR**	**5.911 CDR**	**4.842 CDR**	**5.259 CDR**	**5.711 CDR**	**3.938 CDR**	**4.393 CDR**	**4.921 CDR**	**3.039 CDR**	**3.673 CDR**	**4.401 CDR**
Cumulative Loss to Pool	11.78%	10.24%	9.20%	11.32%	9.87%	8.90%	9.36%	8.34%	7.72%	7.34%	7.03%	6.94%
WAL	11.51	8.97	7.13	11.57	9.00	7.15	11.87	9.19	7.26	12.16	9.35	7.32
Period of 1st $ Loss	233	205	195	167	253	199	250	204	186	229	191	163
Princ Window	111 - 359	86 - 359	68 - 359	112 - 359	86 - 359	68 - 359	115 - 359	88 - 359	69 - 359	118 - 336	90 - 359	70 - 202
Gap in Princ(Y/N)	N	N	N	N	N	N	N	N	N	N	N	N

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nlm

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS		Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
% Writedown		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Coll Loss %	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	4.34%	0.00%	0.00%	4.92%	0.00%	0.00%	7.33%	0.00%	0.00%	8.81%
	3	0.00%	5.12%	10.97%	0.00%	7.70%	10.98%	0.00%	12.83%	12.99%	0.00%	16.03%	15.06%
	4	0.00%	15.81%	15.37%	0.00%	15.82%	15.37%	0.00%	17.84%	15.72%	0.00%	20.94%	19.61%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	**4.441 CDR**	**4.725 CDR**	**5.037 CDR**	**4.231 CDR**	**4.52 CDR**	**4.844 CDR**	**3.362 CDR**	**3.692 CDR**	**4.092 CDR**	**2.504 CDR**	**3.004 CDR**	**3.594 CDR**
Cumulative Loss to Pool	10.45%	8.92%	7.89%	10.00%	8.56%	7.60%	8.08%	7.07%	6.47%	6.11%	5.80%	5.70%
WAL	11.59	9.04	7.18	11.67	9.09	7.21	11.97	9.27	7.32	12.27	9.42	7.38
Period of 1st $ Loss	244	195	163	237	190	162	241	188	160	247	185	206
Princ Window	112 - 359	87 - 359	68 - 359	113 - 359	87 - 359	68 - 359	116 - 359	89 - 359	69 - 359	119 - 359	90 - 359	70 - 359
Gap in Princ(Y/N)	N	N	N	N	N	N	N	N	N	N	N	N

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	11.01%	0.00%	0.00%	11.01%	0.00%	0.00%	11.03%	0.00%	4.99%	11.03%
	3	0.00%	12.11%	12.00%	0.00%	12.61%	13.27%	0.00%	16.02%	15.38%	0.00%	18.79%	15.38%
	4	0.00%	17.01%	15.37%	0.00%	18.42%	15.37%	0.00%	20.93%	21.67%	17.60%	26.28%	21.67%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	**4.057 CDR**	**4.258 CDR**	**4.488 CDR**	**3.852 CDR**	**4.061 CDR**	**4.301 CDR**	**3.005 CDR**	**3.253 CDR**	**3.571 CDR**	**2.172 CDR**	**2.586 CDR**	**3.088 CDR**
Cumulative Loss to Pool	9.61%	8.09%	7.06%	9.16%	7.73%	6.78%	7.26%	6.26%	5.67%	5.33%	5.02%	4.92%
WAL	12.71	9.93	7.91	12.78	9.98	7.94	13.12	10.17	8.06	13.42	10.33	8.14
Period of 1st $ Loss	237	208	199	255	202	186	236	215	170	255	198	149
Princ Window	125 - 359	97 - 359	77 - 359	126 - 359	98 - 359	77 - 359	129 - 359	100 - 359	78 - 359	132 - 359	101 - 359	79 - 359
Gap in Princ(Y/N)	N	N	N	N	N	N	N	N	N	N	N	N

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	5.84%	0.00%	0.00%	6.78%	0.00%	6.86%	10.68%	0.00%	14.28%	13.28%
	3	0.00%	15.47%	15.36%	0.00%	15.99%	15.37%	0.00%	17.45%	16.29%	0.00%	21.89%	22.70%
	4	0.00%	20.88%	20.17%	0.00%	20.90%	21.55%	0.00%	23.91%	21.67%	30.76%	27.58%	35.95%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	**3.615 CDR**	**3.704 CDR**	**3.827 CDR**	**3.419 CDR**	**3.513 CDR**	**3.648 CDR**	**2.593 CDR**	**2.729 CDR**	**2.939 CDR**	**1.779 CDR**	**2.083 CDR**	**2.47 CDR**
Cumulative Loss to Pool	8.63%	7.08%	6.06%	8.19%	6.73%	5.78%	6.31%	5.29%	4.69%	4.40%	4.07%	3.96%
WAL	12.36	9.66	7.68	12.43	9.71	7.71	12.75	9.89	7.81	13.05	10.04	7.89
Period of 1st $ Loss	255	188	164	258	186	152	237	188	150	242	177	160
Princ Window	121 - 359	94 - 359	74 - 359	121 - 359	94 - 359	74 - 359	125 - 359	96 - 359	75 - 235	128 - 359	97 - 359	76 - 359
Gap in Princ(Y/N)	N	N	N	N	N	N	N	N	N	N	N	N

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

1 **SP BB exp loss?**

2 **% Loss of "BB" Class Princ**

TRIGGERS FAIL % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp*	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
	4	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	14.46%	49.16%	49.71%

3 **% Loss of "BB" Class Princ**

TRIGGERS PASS % Writedown	Coll Loss %	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
		100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
		Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
S&P Loss Ramp	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.81%
	2	0.00%	0.00%	7.93%	0.00%	2.24%	7.95%	0.00%	13.29%	12.46%	0.00%	18.47%	16.82%
	3	0.00%	17.44%	16.21%	0.00%	18.45%	17.42%	0.00%	21.07%	25.46%	27.24%	27.67%	30.80%
	4	0.00%	23.67%	28.14%	0.00%	25.03%	29.95%	26.91%	27.58%	37.75%	39.24%	27.58%	30.99%

4 **Breakeven Runs**

TRIGGERS FAIL	Libor forward - 50			Libor forward			Libor forward +200			Libor forward + 400		
	100%	125%	150%	100%	125%	150%	100%	125%	150%	100%	125%	150%
	Prepay Ramp			Prepay Ramp			Prepay Ramp			Prepay Ramp		
1st $ Loss CDR	**3.259 CDR**	**3.22 CDR**	**3.212 CDR**	**3.072 CDR**	**3.037 CDR**	**3.04 CDR**	**2.287 CDR**	**2.275 CDR**	**2.352 CDR**	**1.457 CDR**	**1.634 CDR**	**1.889 CDR**
Cumulative Loss to Pool	7.83%	6.19%	5.11%	7.41%	5.85%	4.84%	5.55%	4.43%	3.77%	3.62%	3.21%	3.04%
WAL	12.42	9.71	7.71	12.51	9.75	7.74	12.78	9.92	7.85	13.09	10.07	7.92
Period of 1st $ Loss	222	173	161	201	172	162	252	190	132	180	160	134
Princ Window	121 - 359	94 - 359	74 - 359	122 - 359	94 - 359	74 - 359	125 - 359	96 - 359	75 - 359	128 - 359	98 - 359	76 - 359
Gap in Princ(Y/N)	N	N	N	N	N	N	N	N	N	N	N	N

* SP default assmuptions are in tab "SP Defaults"
SP prepayment ramps-nim

SP Subprime Default Assumptions

Month	% when WA seasoning <12mo	% when WA seasoning >12mo
1	4.00%	4.00% & 5.75%
6	5.75%	6.25%
12	6.25%	13.00%
18	13.00%	10.25%
24	10.25%	10.00%
30	10.00%	9.50%
36	9.50%	9.00%
42	9.00%	9.00%
48	9.00%	7.75%
54	7.75%	5.75%
60	5.75%	5.50%
66	5.50%	4.25%
72	4.25%	0.00%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Accrual Method: Actual/360

Note: Accrual and Payment Dates, do NOT take into account business date convention make adjustments as needed.

(1) Cap Accrual Date: the current accrual period starts on the Payment Date for the prior peric for that accrual period. LIBOR will be reset two London business days

(2) Payment Date: 25'th of each month or the next New York business day.

Period	Accrual Date (1)	Payment Date (2)	Grp2 & Mezz Cap Notional Balance	Grp2 & Mezz Cap Strike	Grp2 & Mezz Cap Ceiling
1	10/05/04	11/25/04	572,500,000	4.180390	10.000000
2	11/25/04	12/25/04	569,231,547	7.107250	10.000000
3	12/25/04	01/25/05	565,331,990	6.879330	10.000000
4	01/25/05	02/25/05	560,805,903	6.879220	10.000000
5	02/25/05	03/25/05	555,660,227	7.616190	10.000000
6	03/25/05	04/25/05	549,904,323	6.882030	10.000000
7	04/25/05	05/25/05	543,550,371	7.111410	10.000000
8	05/25/05	06/25/05	536,612,156	6.882210	10.000000
9	06/25/05	07/25/05	529,106,499	7.112180	10.000000
10	07/25/05	08/25/05	521,052,293	6.882820	10.000000
11	08/25/05	09/25/05	512,472,833	6.786130	10.000000
12	09/25/05	10/25/05	503,407,369	7.015530	10.000000
13	10/25/05	11/25/05	494,093,636	6.789240	10.000000
14	11/25/05	12/25/05	484,546,997	7.015660	10.000000
15	12/25/05	01/25/06	474,784,322	6.789670	10.000000
16	01/25/06	02/25/06	464,823,738	6.789420	10.000000
17	02/25/06	03/25/06	454,684,178	7.516480	10.000000
18	03/25/06	04/25/06	444,385,493	6.791640	10.000000
19	04/25/06	05/25/06	433,948,578	7.017480	10.000000
20	05/25/06	06/25/06	423,394,564	6.790650	10.000000
21	06/25/06	07/25/06	412,745,432	7.024420	10.000000
22	07/25/06	08/25/06	402,026,043	6.798690	10.000000
23	08/25/06	09/25/06	391,261,838	8.596710	10.000000
24	09/25/06	10/25/06	380,877,036	9.019220	10.000000
25	10/25/06	11/25/06	370,833,953	8.719870	10.000000
26	11/25/06	12/25/06	361,118,654	9.001800	10.000000
27	12/25/06	01/25/07	351,720,166	8.705480	10.000000
28	01/25/07	02/25/07	342,628,028	8.697490	10.000000
29	02/25/07	03/25/07	0	0.000000	0.000000
30	03/25/07	04/25/07	325,335,306	9.319770	10.000000
31	04/25/07	05/25/07	317,114,909	9.368840	10.000000
32	05/25/07	06/25/07	309,160,927	9.055360	10.000000
33	06/25/07	07/25/07	301,464,491	9.348810	10.000000
34	07/25/07	08/25/07	294,017,161	9.039300	10.000000
35	08/25/07	09/25/07	286,810,562	9.678990	10.000000
36	09/25/07	10/25/07	0	0.000000	0.000000
37	10/25/07	11/25/07	273,110,967	9.728950	10.000000
38	11/25/07	12/25/07	0	0.000000	0.000000
39	12/25/07	01/25/08	254,260,557	9.702010	10.000000
40	01/25/08	02/25/08	242,894,480	9.688790	10.000000
41	02/25/08	03/25/08	0	0.000000	0.000000

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M5

Balance	$14,500,000.00
First Payment	11/25/2004
Settle	10/5/2004

LIBOR	Forward
Loss Severity	100%
Servicer Advances	100%
Triggers	Fail
Optional Redemption	Call (N)

	12.19 * Base Loss	13 * Base Loss	14 * Base Loss	15 * Base Loss	16 * Base Loss	17 * Base Loss	17.55 * Base Loss
70 PricingSpeed							
Yield	5.8439	5.9015	5.9852	6.0827	5.5799	2.8369	1.6131
WAL for Princ Pmts	11.43	11.93	12.68	13.66	15.01	17.21	19.87
Mod Durn 30360	8.46	8.71	9.06	9.50	10.20	12.41	15.01
Principal Window	130 - 144	135 - 151	143 - 162	152 - 176	165 - 197	183 - 240	197 - 359
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	56,031.53 (0.39%)
at Loss (Collat Maturity)	121,899,999.48 (12.19%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	159,999,999.36 (16.00%)	169,999,999.32 (17.00%)	175,499,999.28 (17.55%)
ollat Loss (Tranche Life)	121,899,999.48 (12.19%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	159,999,999.36 (16.00%)	169,999,999.32 (17.00%)	175,499,999.28 (17.55%)
85 PricingSpeed							
Yield	5.8283	5.9204	6.0693	4.7242	-1.8265	-33.2139	-35.3540
WAL for Princ Pmts	10.67	11.44	12.85	15.70	19.10	0.00	0.00
Mod Durn 30360	8.05	8.44	9.11	10.60	14.07	4.65	4.57
Principal Window	119 - 138	126 - 150	137 - 175	155 - 253	191 - 359	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	7,828,609.41 (53.99%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)
at Loss (Collat Maturity)	121,899,999.48 (12.19%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	159,999,999.36 (16.00%)	169,999,999.32 (17.00%)	175,499,999.28 (17.55%)
ollat Loss (Tranche Life)	121,899,999.48 (12.19%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	159,999,999.36 (16.00%)	159,256,943.84 (15.93%)	156,853,124.28 (15.69%)
100 PricingSpeed							
Yield	5.8137	5.9720	3.0728	-8.1821	-33.0748	-36.8610	-38.6691
WAL for Princ Pmts	10.15	11.55	14.81	20.55	0.00	0.00	0.00
Mod Durn 30360	7.75	8.47	10.02	14.38	4.66	4.51	4.45
Principal Window	109 - 137	118 - 169	139 - 359	213 - 359	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	3,879,686.61 (26.76%)	13,061,011.68 (90.08%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)
at Loss (Collat Maturity)	121,899,999.48 (12.19%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	159,999,999.36 (16.00%)	169,997,723.04 (17.00%)	175,496,262.64 (17.55%)
ollat Loss (Tranche Life)	121,899,999.48 (12.19%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	148,333,332.80 (14.83%)	147,569,443.84 (14.76%)	147,346,874.40 (14.73%)

	12.19 * Base Loss	13 * Base Loss	14 * Base Loss	15 * Base Loss	16 * Base Loss	17 * Base Loss	17.55 * Base Loss
115 PricingSpeed							
Yield	5.8213	2.7777	-10.5663	-32.1358	-36.0975	-39.4851	-41.3032
WAL for Princ Pmts	10.14	12.47	19.74	0.00	0.00	0.00	0.00
Mod Durn 30360	7.72	8.88	12.48	4.69	4.53	4.42	4.37
Principal Window	100 - 161	115 - 359	205 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	4,629,765.52 (31.93%)	13,827,703.79 (95.36%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)
at Loss (Collat Maturity)	121,897,276.58 (12.19%)	129,995,205.53 (13.00%)	139,992,240.99 (14.00%)	149,986,220.33 (15.00%)	159,977,096.23 (16.00%)	169,961,440.68 (17.00%)	174,718,372.39 (17.47%)
ɔllat Loss (Tranche Life)	121,897,276.58 (12.19%)	129,995,205.53 (13.00%)	139,992,240.99 (14.00%)	140,516,904.73 (14.05%)	140,999,569.02 (14.10%)	140,131,943.84 (14.01%)	141,862,499.40 (14.19%)
130 PricingSpeed							
Yield	2.7507	-3.2990	-30.7690	-34.9466	-38.4030	-41.6747	-43.4166
WAL for Princ Pmts	10.07	12.11	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	7.69	8.90	4.73	4.56	4.45	4.35	4.30
Principal Window	89 - 359	114 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	3,962,048.27 (27.32%)	10,015,560.67 (69.07%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)
at Loss (Collat Maturity)	121,725,881.08 (12.17%)	128,514,557.61 (12.85%)	136,463,366.73 (13.65%)	144,157,268.91 (14.42%)	151,593,980.39 (15.16%)	158,777,100.71 (15.88%)	162,680,855.27 (16.27%)
ɔllat Loss (Tranche Life)	121,725,881.08 (12.17%)	128,514,557.61 (12.85%)	133,554,542.93 (13.36%)	134,048,918.69 (13.40%)	134,324,131.63 (13.43%)	134,577,070.76 (13.46%)	133,083,855.21 (13.31%)
150 PricingSpeed							
Yield	5.2609	0.0455	-10.5262	-37.3806	-41.0074	-44.2130	-45.8613
WAL for Princ Pmts	7.22	7.98	10.93	0.00	0.00	0.00	0.00
Mod Durn 30360	5.92	6.56	8.45	4.47	4.35	4.27	4.23
Principal Window	62 - 359	70 - 359	104 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	90,452.86 (0.62%)	5,647,194.21 (38.95%)	12,540,198.59 (86.48%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)	14,500,000.00 (100.00%)
at Loss (Collat Maturity)	110,978,726.17 (11.10%)	116,719,324.68 (11.67%)	123,727,877.90 (12.37%)	130,489,214.62 (13.05%)	137,116,532.24 (13.71%)	143,594,100.25 (14.36%)	147,052,290.65 (14.71%)
ɔllat Loss (Tranche Life)	110,978,726.17 (11.10%)	116,719,324.68 (11.67%)	123,727,877.90 (12.37%)	126,110,455.95 (12.61%)	126,630,370.36 (12.66%)	126,063,449.79 (12.61%)	127,218,955.32 (12.72%)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M6

Balance	$12,000,000.00
First Payment	11/25/2004
Settle	10/5/2004

LIBOR	Forward
Loss Severity	100%
Servicer Advances	100%
Triggers	Fail
Optional Redemption	Call (N)

	10.38 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14 * Base Loss	15 * Base Loss	16.33 * Base Loss
70 PricingSpeed							
Yield	6.1100	6.1537	6.2294	6.3161	6.4189	4.7146	1.5549
WAL for Princ Pmts	11.50	11.85	12.47	13.30	14.40	15.93	20.66
Mod Durn 30360	8.38	8.55	8.84	9.21	9.66	10.77	15.49
Principal Window	132 - 143	136 - 148	142 - 156	151 - 168	162 - 184	176 - 208	207 - 359
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	91,093.83 (0.76%)
lat Loss (Collat Maturity)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	163,299,999.36 (16.33%)
ollat Loss (Tranche Life)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	163,299,999.36 (16.33%)
85 PricingSpeed							
Yield	6.0958	6.1610	6.2896	6.4398	2.9085	-6.7778	-35.7040
WAL for Princ Pmts	10.66	11.15	12.26	14.05	17.92	23.70	0.00
Mod Durn 30360	7.94	8.19	8.71	9.47	11.93	16.77	4.45
Principal Window	120 - 135	125 - 142	135 - 160	150 - 192	175 - 359	253 - 359	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	1,504,104.42 (12.53%)	10,596,085.62 (88.30%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	163,299,999.36 (16.33%)
ollat Loss (Tranche Life)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	141,753,471.65 (14.18%)
100 PricingSpeed							
Yield	6.0760	6.1708	6.3660	-0.3736	-30.2973	-34.4683	-39.2373
WAL for Princ Pmts	10.02	10.80	13.25	17.15	0.00	0.00	0.00
Mod Durn 30360	7.58	7.99	9.10	11.28	4.67	4.50	4.34
Principal Window	110 - 131	117 - 145	133 - 206	169 - 359	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	6,778,157.60 (56.48%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	163,299,354.82 (16.33%)
ollat Loss (Tranche Life)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	133,583,332.82 (13.36%)	134,062,499.40 (13.41%)	132,000,832.80 (13.20%)

	10.38 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14 * Base Loss	15 * Base Loss	16.33 * Base Loss
115 PricingSpeed							
Yield	6.0433	6.1849	-0.8343	-29.2092	-33.5889	-37.4374	-42.2935
WAL for Princ Pmts	9.64	11.35	14.91	0.00	0.00	0.00	0.00
Mod Durn 30360	7.37	8.22	9.94	4.71	4.53	4.39	4.25
Principal Window	102 - 134	111 - 189	145 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	7,530,763.43 (62.76%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	103,799,999.63 (10.38%)	109,999,816.34 (11.00%)	119,997,726.23 (12.00%)	129,995,205.53 (13.00%)	139,992,240.99 (14.00%)	149,986,220.33 (15.00%)	163,272,598.48 (16.33%)
ollat Loss (Tranche Life)	103,799,999.63 (10.38%)	109,999,816.34 (11.00%)	119,997,726.23 (12.00%)	125,033,454.98 (12.50%)	126,777,777.28 (12.68%)	125,937,499.50 (12.59%)	126,557,499.36 (12.66%)
130 PricingSpeed							
Yield	5.9529	1.1663	-27.4254	-32.2394	-36.2100	-39.9656	-44.7151
WAL for Princ Pmts	10.17	11.62	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	7.59	8.39	4.78	4.57	4.42	4.31	4.18
Principal Window	93 - 235	109 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	5,414,278.01 (45.12%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	103,790,577.18 (10.38%)	109,986,184.34 (11.00%)	119,973,063.31 (12.00%)	128,514,557.61 (12.85%)	136,463,366.73 (13.65%)	144,157,268.91 (14.42%)	153,963,876.16 (15.40%)
ollat Loss (Tranche Life)	103,790,577.18 (10.38%)	109,986,184.34 (11.00%)	117,650,427.19 (11.77%)	119,157,938.04 (11.92%)	119,578,095.50 (11.96%)	118,748,673.15 (11.87%)	118,392,499.20 (11.84%)
150 PricingSpeed							
Yield	5.5581	1.3973	-10.6052	-35.4409	-39.1906	-42.8628	-47.1757
WAL for Princ Pmts	8.09	8.86	12.72	0.00	0.00	0.00	0.00
Mod Durn 30360	6.40	6.96	9.09	4.43	4.31	4.21	4.11
Principal Window	70 - 359	79 - 359	126 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	105,254.08 (0.88%)	4,180,707.53 (34.84%)	10,805,113.60 (90.04%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	97,606,100.52 (9.76%)	102,286,415.37 (10.23%)	109,635,663.16 (10.96%)	116,719,324.68 (11.67%)	123,727,877.90 (12.37%)	130,489,214.62 (13.05%)	139,238,060.60 (13.92%)
ollat Loss (Tranche Life)	97,606,100.52 (9.76%)	102,286,415.37 (10.23%)	109,635,663.16 (10.96%)	111,944,457.79 (11.19%)	113,146,665.56 (11.31%)	111,238,351.37 (11.12%)	112,940,065.95 (11.29%)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M7

Balance	$12,500,000.00
First Payment	11/25/2004
Settle	10/5/2004

LIBOR	Forward
Loss Severity	100%
Servicer Advances	100%
Triggers	Fail
Optional Redemption	Call (N)

	8.55 * Base Loss	10 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14 * Base Loss	14.99 * Base Loss
70 PricingSpeed							
Yield	6.4715	6.6333	6.7185	6.7874	6.8707	3.7096	1.6624
WAL for Princ Pmts	11.06	12.29	13.02	13.89	15.09	16.84	20.66
Mod Durn 30360	8.00	8.56	8.88	9.22	9.66	11.47	15.21
Principal Window	128 - 137	140 - 154	148 - 164	156 - 177	168 - 194	184 - 224	208 - 359
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	70,764.11 (0.57%)
at Loss (Collat Maturity)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,899,999.44 (14.99%)
ollat Loss (Tranche Life)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,899,999.44 (14.99%)
85 PricingSpeed							
Yield	6.5183	6.6513	6.7569	6.0201	0.0185	-31.4549	-35.3363
WAL for Princ Pmts	10.56	11.79	13.08	15.48	19.18	0.00	0.00
Mod Durn 30360	7.74	8.31	8.86	9.90	13.15	4.47	4.32
Principal Window	119 - 133	131 - 152	142 - 174	160 - 224	192 - 359	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	5,155,293.94 (41.24%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,899,999.44 (14.99%)
ollat Loss (Tranche Life)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	129,791,666.20 (12.98%)	130,121,527.28 (13.01%)
100 PricingSpeed							
Yield	6.4706	6.6445	4.9044	-5.8957	-31.3928	-35.3413	-38.7058
WAL for Princ Pmts	9.83	11.75	15.20	19.96	0.00	0.00	0.00
Mod Durn 30360	7.34	8.26	9.66	13.45	4.47	4.32	4.21
Principal Window	109 - 127	124 - 163	145 - 359	206 - 359	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	1,781,108.12 (14.25%)	10,435,387.97 (83.48%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,899,999.44 (14.99%)
ollat Loss (Tranche Life)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	120,520,832.90 (12.05%)	121,527,777.28 (12.15%)	121,169,166.20 (12.12%)

115 PricingSpeed	8.55 * Base Loss	10 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14 * Base Loss	14.99 * Base Loss
Yield	6.3975	4.8089	-6.9174	-30.3457	-34.6033	-38.2678	-41.9862
WAL for Princ Pmts	9.25	12.96	18.48	0.00	0.00	0.00	0.00
Mod Durn 30360	7.01	8.70	11.34	4.51	4.35	4.23	4.12
Principal Window	100 - 124	122 - 359	189 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	2,378,062.07 (19.02%)	11,194,074.11 (89.55%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,816.34 (11.00%)	119,997,726.23 (12.00%)	129,995,205.53 (13.00%)	139,992,240.99 (14.00%)	149,886,301.61 (14.99%)
ollat Loss (Tranche Life)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,816.34 (11.00%)	112,416,666.24 (11.24%)	112,847,221.76 (11.28%)	113,166,666.20 (11.32%)	113,674,166.06 (11.37%)
130 PricingSpeed							
Yield	6.2759	-2.7201	-28.6062	-33.1050	-36.9772	-40.9918	-44.8104
WAL for Princ Pmts	8.89	13.46	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	6.81	9.03	4.56	4.38	4.26	4.15	4.05
Principal Window	90 - 132	131 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	9,042,054.73 (72.34%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	85,497,123.77 (8.55%)	99,992,792.77 (10.00%)	109,986,184.34 (11.00%)	119,973,063.31 (12.00%)	128,514,557.61 (12.85%)	136,463,366.73 (13.65%)	144,083,317.55 (14.41%)
ollat Loss (Tranche Life)	85,497,123.77 (8.55%)	99,992,792.77 (10.00%)	104,952,376.48 (10.50%)	105,747,393.73 (10.57%)	107,159,721.76 (10.72%)	106,166,666.06 (10.62%)	106,179,165.92 (10.62%)
150 PricingSpeed							
Yield	5.9234	-6.5932	-32.0577	-36.1101	-40.0870	-43.9955	-47.4696
WAL for Princ Pmts	8.41	11.71	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	6.48	8.34	4.40	4.26	4.15	4.06	3.98
Principal Window	74 - 359	113 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	112,376.92 (0.90%)	10,079,610.14 (80.64%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	83,227,750.18 (8.32%)	94,725,681.80 (9.47%)	102,286,415.37 (10.23%)	109,635,663.16 (10.96%)	116,719,324.68 (11.67%)	123,727,877.90 (12.37%)	130,423,546.50 (13.04%)
ollat Loss (Tranche Life)	83,227,750.18 (8.32%)	94,725,681.80 (9.47%)	98,286,963.22 (9.83%)	98,904,725.24 (9.89%)	100,740,520.49 (10.07%)	99,161,442.30 (9.92%)	101,074,426.32 (10.11%)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M8

Balance	$8,000,000.00
First Payment	11/25/2004
Settle	10/5/2004

LIBOR	Forward
Loss Severity	100%
Servicer Advances	100%
Triggers	Fail
Optional Redemption	Call (N)

	7.46 * Base Loss	9 * Base Loss	10 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14.106 * Base Loss
70 PricingSpeed							
Yield	6.6405	6.7129	6.8569	6.9546	6.9780	2.3583	1.5014
WAL for Princ Pmts	11.63	12.13	13.33	14.28	15.48	17.28	22.17
Mod Durn 30360	8.22	8.45	8.96	9.36	9.74	12.50	16.41
Principal Window	135 - 143	141 - 149	154 - 165	164 - 178	177 - 194	194 - 221	228 - 359
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	42,377.97 (0.53%)
llat Loss (Collat Maturity)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	141,059,999.39 (14.11%)
:ollat Loss (Tranche Life)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	141,059,999.39 (14.11%)
85 PricingSpeed							
Yield	6.5951	6.7644	6.8747	6.1673	-1.9024	-32.8577	-37.2162
WAL for Princ Pmts	10.41	12.13	13.59	16.19	21.62	0.00	0.00
Mod Durn 30360	7.62	8.42	9.01	10.11	15.23	4.37	4.22
Principal Window	121 - 128	138 - 152	152 - 175	174 - 221	224 - 359	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	4,642,382.14 (58.03%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	141,059,999.39 (14.11%)
:ollat Loss (Tranche Life)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	114,562,499.48 (11.46%)	114,023,499.49 (11.40%)
100 PricingSpeed							
Yield	6.5787	6.7641	4.7616	-27.5005	-32.8192	-36.8018	-40.9390
WAL for Princ Pmts	10.03	12.28	16.71	0.00	0.00	0.00	0.00
Mod Durn 30360	7.41	8.45	10.22	4.60	4.37	4.23	4.11
Principal Window	114 - 126	135 - 162	163 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	1,214,876.43 (15.19%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	141,059,999.39 (14.11%)
:ollat Loss (Tranche Life)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	105,798,610.72 (10.58%)	105,749,999.52 (10.57%)	107,159,721.76 (10.72%)	106,970,499.34 (10.70%)

	7.46 * Base Loss	9 * Base Loss	10 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14.106 * Base Loss
115 PricingSpeed							
Yield	6.5179	4.9048	-26.0871	-31.8474	-36.2482	-40.1297	-44.0891
WAL for Princ Pmts	9.51	14.35	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	7.13	9.22	4.65	4.41	4.25	4.13	4.03
Principal Window	106 - 122	139 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	1,629,940.00 (20.37%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,816.34 (11.00%)	119,997,726.23 (12.00%)	129,995,205.53 (13.00%)	141,051,775.45 (14.11%)
ollat Loss (Tranche Life)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	97,499,999.60 (9.75%)	98,312,499.56 (9.83%)	98,916,666.24 (9.89%)	98,583,332.77 (9.86%)	99,917,499.19 (9.99%)
130 PricingSpeed							
Yield	6.4090	-23.4979	-30.0599	-34.6955	-38.8445	-42.9043	-47.0657
WAL for Princ Pmts	9.17	0.00	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	6.94	4.76	4.46	4.29	4.17	4.06	3.96
Principal Window	99 - 124	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,599,350.34 (7.46%)	89,996,029.50 (9.00%)	99,992,792.77 (10.00%)	109,986,184.34 (11.00%)	119,973,063.31 (12.00%)	128,514,557.61 (12.85%)	137,282,721.50 (13.73%)
ollat Loss (Tranche Life)	74,599,350.34 (7.46%)	89,933,573.94 (8.99%)	91,665,966.18 (9.17%)	92,354,166.30 (9.24%)	92,999,999.52 (9.30%)	94,249,999.35 (9.42%)	95,117,540.82 (9.51%)
150 PricingSpeed							
Yield	6.0867	-28.6564	-33.5351	-37.7562	-41.9906	-45.8931	-50.0047
WAL for Princ Pmts	9.62	0.00	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	7.13	4.49	4.31	4.18	4.07	3.98	3.90
Principal Window	88 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	58,535.85 (0.73%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,099,580.17 (7.41%)	86,869,925.34 (8.69%)	94,725,681.80 (9.47%)	102,286,415.37 (10.23%)	109,635,663.16 (10.96%)	116,719,324.68 (11.67%)	124,437,551.48 (12.44%)
ollat Loss (Tranche Life)	74,099,580.17 (7.41%)	84,295,256.22 (8.43%)	85,408,822.71 (8.54%)	87,077,934.54 (8.71%)	86,997,695.77 (8.70%)	87,659,721.50 (8.77%)	87,182,915.82 (8.72%)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M6

Balance	$12,000,000.00
First Payment	11/25/2004
Settle	10/5/2004

LIBOR	Forward
Loss Severity	100%
Servicer Advances	100%
Triggers	Fail
Optional Redemption	Call (N)

	10.38 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14 * Base Loss	15 * Base Loss	16.33 * Base Loss
70 PricingSpeed							
Yield	6.1100	6.1537	6.2294	6.3161	6.4189	4.7146	1.5549
WAL for Princ Pmts	11.50	11.85	12.47	13.30	14.40	15.93	20.66
Mod Durn 30360	8.38	8.55	8.84	9.21	9.66	10.77	15.49
Principal Window	132 - 143	136 - 148	142 - 156	151 - 168	162 - 184	176 - 208	207 - 359
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	91,093.83 (0.76%)
lat Loss (Collat Maturity)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	163,299,999.36 (16.33%)
ollat Loss (Tranche Life)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	163,299,999.36 (16.33%)
85 PricingSpeed							
Yield	6.0958	6.1610	6.2896	6.4398	2.9085	-6.7778	-35.7040
WAL for Princ Pmts	10.66	11.15	12.26	14.05	17.92	23.70	0.00
Mod Durn 30360	7.94	8.19	8.71	9.47	11.93	16.77	4.45
Principal Window	120 - 135	125 - 142	135 - 160	150 - 192	175 - 359	253 - 359	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	1,504,104.42 (12.53%)	10,596,085.62 (88.30%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	163,299,999.36 (16.33%)
ollat Loss (Tranche Life)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	141,753,471.65 (14.18%)
100 PricingSpeed							
Yield	6.0760	6.1708	6.3660	-0.3736	-30.2973	-34.4683	-39.2373
WAL for Princ Pmts	10.02	10.80	13.25	17.15	0.00	0.00	0.00
Mod Durn 30360	7.58	7.99	9.10	11.28	4.67	4.50	4.34
Principal Window	110 - 131	117 - 145	133 - 206	169 - 359	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	6,778,157.60 (56.48%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,999,999.40 (15.00%)	163,299,354.82 (16.33%)
ollat Loss (Tranche Life)	103,799,999.63 (10.38%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	133,583,332.82 (13.36%)	134,062,499.40 (13.41%)	132,000,832.80 (13.20%)

	10.38 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14 * Base Loss	15 * Base Loss	16.33 * Base Loss
115 PricingSpeed							
Yield	6.0433	6.1849	-0.8343	-29.2092	-33.5889	-37.4374	-42.2935
WAL for Princ Pmts	9.64	11.35	14.91	0.00	0.00	0.00	0.00
Mod Durn 30360	7.37	8.22	9.94	4.71	4.53	4.39	4.25
Principal Window	102 - 134	111 - 189	145 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	7,530,763.43 (62.76%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	103,799,999.63 (10.38%)	109,999,816.34 (11.00%)	119,997,726.23 (12.00%)	129,995,205.53 (13.00%)	139,992,240.99 (14.00%)	149,986,220.33 (15.00%)	163,272,598.48 (16.33%)
ollat Loss (Tranche Life)	103,799,999.63 (10.38%)	109,999,816.34 (11.00%)	119,997,726.23 (12.00%)	125,033,454.98 (12.50%)	126,777,777.28 (12.68%)	125,937,499.50 (12.59%)	126,557,499.36 (12.66%)
130 PricingSpeed							
Yield	5.9529	1.1663	-27.4254	-32.2394	-36.2100	-39.9656	-44.7151
WAL for Princ Pmts	10.17	11.62	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	7.59	8.39	4.78	4.57	4.42	4.31	4.18
Principal Window	93 - 235	109 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	5,414,278.01 (45.12%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	103,790,577.18 (10.38%)	109,986,184.34 (11.00%)	119,973,063.31 (12.00%)	128,514,557.61 (12.85%)	136,463,366.73 (13.65%)	144,157,268.91 (14.42%)	153,963,876.16 (15.40%)
ollat Loss (Tranche Life)	103,790,577.18 (10.38%)	109,986,184.34 (11.00%)	117,650,427.19 (11.77%)	119,157,938.04 (11.92%)	119,578,095.50 (11.96%)	118,748,673.15 (11.87%)	118,392,499.20 (11.84%)
150 PricingSpeed							
Yield	5.5581	1.3973	-10.6052	-35.4409	-39.1906	-42.8628	-47.1757
WAL for Princ Pmts	8.09	8.86	12.72	0.00	0.00	0.00	0.00
Mod Durn 30360	6.40	6.96	9.09	4.43	4.31	4.21	4.11
Principal Window	70 - 359	79 - 359	126 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	105,254.08 (0.88%)	4,180,707.53 (34.84%)	10,805,113.60 (90.04%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)	12,000,000.00 (100.00%)
lat Loss (Collat Maturity)	97,606,100.52 (9.76%)	102,286,415.37 (10.23%)	109,635,663.16 (10.96%)	116,719,324.68 (11.67%)	123,727,877.90 (12.37%)	130,489,214.62 (13.05%)	139,238,060.60 (13.92%)
ollat Loss (Tranche Life)	97,606,100.52 (9.76%)	102,286,415.37 (10.23%)	109,635,663.16 (10.96%)	111,944,457.79 (11.19%)	113,146,665.56 (11.31%)	111,238,351.37 (11.12%)	112,940,065.95 (11.29%)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M7

Balance	$12,500,000.00
First Payment	11/25/2004
Settle	10/5/2004

LIBOR	Forward
Loss Severity	100%
Servicer Advances	100%
Triggers	Fail
Optional Redemption	Call (N)

	8.55 * Base Loss	10 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14 * Base Loss	14.99 * Base Loss
70 PricingSpeed							
Yield	6.4715	6.6333	6.7185	6.7874	6.8707	3.7096	1.6624
WAL for Princ Pmts	11.06	12.29	13.02	13.89	15.09	16.84	20.66
Mod Durn 30360	8.00	8.56	8.88	9.22	9.66	11.47	15.21
Principal Window	128 - 137	140 - 154	148 - 164	156 - 177	168 - 194	184 - 224	208 - 359
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	70,764.11 (0.57%)
at Loss (Collat Maturity)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,899,999.44 (14.99%)
ɔllat Loss (Tranche Life)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,899,999.44 (14.99%)
85 PricingSpeed							
Yield	6.5183	6.6513	6.7569	6.0201	0.0185	-31.4549	-35.3363
WAL for Princ Pmts	10.56	11.79	13.08	15.48	19.18	0.00	0.00
Mod Durn 30360	7.74	8.31	8.86	9.90	13.15	4.47	4.32
Principal Window	119 - 133	131 - 152	142 - 174	160 - 224	192 - 359	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	5,155,293.94 (41.24%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,899,999.44 (14.99%)
ɔllat Loss (Tranche Life)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	129,791,666.20 (12.98%)	130,121,527.28 (13.01%)
100 PricingSpeed							
Yield	6.4706	6.6445	4.9044	-5.8957	-31.3928	-35.3413	-38.7058
WAL for Princ Pmts	9.83	11.75	15.20	19.96	0.00	0.00	0.00
Mod Durn 30360	7.34	8.26	9.66	13.45	4.47	4.32	4.21
Principal Window	109 - 127	124 - 163	145 - 359	206 - 359	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	1,781,108.12 (14.25%)	10,435,387.97 (83.48%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	139,999,999.44 (14.00%)	149,899,999.44 (14.99%)
ɔllat Loss (Tranche Life)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	120,520,832.90 (12.05%)	121,527,777.28 (12.15%)	121,169,166.20 (12.12%)

	8.55 * Base Loss	10 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14 * Base Loss	14.99 * Base Loss
115 PricingSpeed							
Yield	6.3975	4.8089	-6.9174	-30.3457	-34.6033	-38.2678	-41.9862
WAL for Princ Pmts	9.25	12.96	18.48	0.00	0.00	0.00	0.00
Mod Durn 30360	7.01	8.70	11.34	4.51	4.35	4.23	4.12
Principal Window	100 - 124	122 - 359	189 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	2,378,062.07 (19.02%)	11,194,074.11 (89.55%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,816.34 (11.00%)	119,997,726.23 (12.00%)	129,995,205.53 (13.00%)	139,992,240.99 (14.00%)	149,886,301.61 (14.99%)
ollat Loss (Tranche Life)	85,499,999.65 (8.55%)	99,999,999.60 (10.00%)	109,999,816.34 (11.00%)	112,416,666.24 (11.24%)	112,847,221.76 (11.28%)	113,166,666.20 (11.32%)	113,674,166.06 (11.37%)
130 PricingSpeed							
Yield	6.2759	-2.7201	-28.6062	-33.1050	-36.9772	-40.9918	-44.8104
WAL for Princ Pmts	8.89	13.46	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	6.81	9.03	4.56	4.38	4.26	4.15	4.05
Principal Window	90 - 132	131 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	9,042,054.73 (72.34%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	85,497,123.77 (8.55%)	99,992,792.77 (10.00%)	109,986,184.34 (11.00%)	119,973,063.31 (12.00%)	128,514,557.61 (12.85%)	136,463,366.73 (13.65%)	144,083,317.55 (14.41%)
ollat Loss (Tranche Life)	85,497,123.77 (8.55%)	99,992,792.77 (10.00%)	104,952,376.48 (10.50%)	105,747,393.73 (10.57%)	107,159,721.76 (10.72%)	106,166,666.06 (10.62%)	106,179,165.92 (10.62%)
150 PricingSpeed							
Yield	5.9234	-6.5932	-32.0577	-36.1101	-40.0870	-43.9955	-47.4696
WAL for Princ Pmts	8.41	11.71	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	6.48	8.34	4.40	4.26	4.15	4.06	3.98
Principal Window	74 - 359	113 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	112,376.92 (0.90%)	10,079,610.14 (80.64%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)	12,500,000.00 (100.00%)
at Loss (Collat Maturity)	83,227,750.18 (8.32%)	94,725,681.80 (9.47%)	102,286,415.37 (10.23%)	109,635,663.16 (10.96%)	116,719,324.68 (11.67%)	123,727,877.90 (12.37%)	130,423,546.50 (13.04%)
ollat Loss (Tranche Life)	83,227,750.18 (8.32%)	94,725,681.80 (9.47%)	98,286,963.22 (9.83%)	98,904,725.24 (9.89%)	100,740,520.49 (10.07%)	99,161,442.30 (9.92%)	101,074,426.32 (10.11%)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M8

Balance	$8,000,000.00
First Payment	11/25/2004
Settle	10/5/2004

LIBOR	Forward
Loss Severity	100%
Servicer Advances	100%
Triggers	Fail
Optional Redemption	Call (N)

	7.46 * Base Loss	9 * Base Loss	10 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14.106 * Base Loss
70 PricingSpeed							
Yield	6.6405	6.7129	6.8569	6.9546	6.9780	2.3583	1.5014
WAL for Princ Pmts	11.63	12.13	13.33	14.28	15.48	17.28	22.17
Mod Durn 30360	8.22	8.45	8.96	9.36	9.74	12.50	16.41
Principal Window	135 - 143	141 - 149	154 - 165	164 - 178	177 - 194	194 - 221	228 - 359
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	42,377.97 (0.53%)
llat Loss (Collat Maturity)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	141,059,999.39 (14.11%)
ollat Loss (Tranche Life)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	141,059,999.39 (14.11%)
85 PricingSpeed							
Yield	6.5951	6.7644	6.8747	6.1673	-1.9024	-32.8577	-37.2162
WAL for Princ Pmts	10.41	12.13	13.59	16.19	21.62	0.00	0.00
Mod Durn 30360	7.62	8.42	9.01	10.11	15.23	4.37	4.22
Principal Window	121 - 128	138 - 152	152 - 175	174 - 221	224 - 359	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	4,642,382.14 (58.03%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	141,059,999.39 (14.11%)
ollat Loss (Tranche Life)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	114,562,499.48 (11.46%)	114,023,499.49 (11.40%)
100 PricingSpeed							
Yield	6.5787	6.7641	4.7616	-27.5005	-32.8192	-36.8018	-40.9390
WAL for Princ Pmts	10.03	12.28	16.71	0.00	0.00	0.00	0.00
Mod Durn 30360	7.41	8.45	10.22	4.60	4.37	4.23	4.11
Principal Window	114 - 126	135 - 162	163 - 359	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	1,214,876.43 (15.19%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,999.56 (11.00%)	119,999,999.52 (12.00%)	129,999,999.48 (13.00%)	141,059,999.39 (14.11%)
ollat Loss (Tranche Life)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	105,798,610.72 (10.58%)	105,749,999.52 (10.57%)	107,159,721.76 (10.72%)	106,970,499.34 (10.70%)

	7.46 * Base Loss	9 * Base Loss	10 * Base Loss	11 * Base Loss	12 * Base Loss	13 * Base Loss	14.106 * Base Loss
115 PricingSpeed							
Yield	6.5179	4.9048	-26.0871	-31.8474	-36.2482	-40.1297	-44.0891
WAL for Princ Pmts	9.51	14.35	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	7.13	9.22	4.65	4.41	4.25	4.13	4.03
Principal Window	106 - 122	139 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	1,629,940.00 (20.37%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	99,999,999.60 (10.00%)	109,999,816.34 (11.00%)	119,997,726.23 (12.00%)	129,995,205.53 (13.00%)	141,051,775.45 (14.11%)
:ollat Loss (Tranche Life)	74,599,999.68 (7.46%)	89,999,999.64 (9.00%)	97,499,999.60 (9.75%)	98,312,499.56 (9.83%)	98,916,666.24 (9.89%)	98,583,332.77 (9.86%)	99,917,499.19 (9.99%)
130 PricingSpeed							
Yield	6.4090	-23.4979	-30.0599	-34.6955	-38.8445	-42.9043	-47.0657
WAL for Princ Pmts	9.17	0.00	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	6.94	4.76	4.46	4.29	4.17	4.06	3.96
Principal Window	99 - 124	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	0.00 (0.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,599,350.34 (7.46%)	89,996,029.50 (9.00%)	99,992,792.77 (10.00%)	109,986,184.34 (11.00%)	119,973,063.31 (12.00%)	128,514,557.61 (12.85%)	137,282,721.50 (13.73%)
:ollat Loss (Tranche Life)	74,599,350.34 (7.46%)	89,933,573.94 (8.99%)	91,665,966.18 (9.17%)	92,354,166.30 (9.24%)	92,999,999.52 (9.30%)	94,249,999.35 (9.42%)	95,117,540.82 (9.51%)
150 PricingSpeed							
Yield	6.0867	-28.6564	-33.5351	-37.7562	-41.9906	-45.8931	-50.0047
WAL for Princ Pmts	9.62	0.00	0.00	0.00	0.00	0.00	0.00
Mod Durn 30360	7.13	4.49	4.31	4.18	4.07	3.98	3.90
Principal Window	88 - 359	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
Principal Writedown	58,535.85 (0.73%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)	8,000,000.00 (100.00%)
llat Loss (Collat Maturity)	74,099,580.17 (7.41%)	86,869,925.34 (8.69%)	94,725,681.80 (9.47%)	102,286,415.37 (10.23%)	109,635,663.16 (10.96%)	116,719,324.68 (11.67%)	124,437,551.48 (12.44%)
:ollat Loss (Tranche Life)	74,099,580.17 (7.41%)	84,295,256.22 (8.43%)	85,408,822.71 (8.54%)	87,077,934.54 (8.71%)	86,997,695.77 (8.70%)	87,659,721.50 (8.77%)	87,182,915.82 (8.72%)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M6

RABO Breakeven Analysis

Balance	$12,000,000.00	Delay	0
Coupon	3.129	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	11.524 CDR	9.543 CDR	12.234 CDR	9.995 CDR	13.313 CDR	10.867 CDR
WAL	15.31	16.32	12.31	13.07	9.41	9.89
Principal Writedown	0.01%	0.04%	0.06%	0.04%	0.03%	0.05%
Total Collat Loss (Collat Maturity)	14.48%	12.67%	12.44%	10.65%	10.59%	8.95%
Total Collat Liquidation (Collat Maturity)	35.80%	31.34%	30.78%	26.36%	26.20%	22.16%
Shock(bps)						
LIBOR_1MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
LIBOR_6MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (1F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (1A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Prepay (2F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	40%	40%	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	7.302 CDR	6.151 CDR	7.771 CDR	6.43 CDR	8.487 CDR	6.987 CDR
WAL	17.32	18.06	13.69	14.27	10.26	10.63
Principal Writedown	0.02%	0.10%	0.03%	0.08%	0.01%	0.05%
Total Collat Loss (Collat Maturity)	15.49%	13.54%	13.02%	11.12%	10.85%	9.15%
Total Collat Liquidation (Collat Maturity)	25.53%	22.32%	21.47%	18.34%	17.91%	15.10%
Shock(bps)						
LIBOR_1MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
LIBOR_6MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (1F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (1A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Prepay (2F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M7

RABO Breakeven Analysis

Balance	$12,500,000.00	Delay	0
Coupon	3.529	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	10.249 CDR	8.358 CDR	10.707 CDR	8.573 CDR	11.432 CDR	9.085 CDR
WAL	15.77	16.78	12.68	13.43	9.68	10.16
Principal Writedown	0.01%	0.02%	0.07%	0.02%	0.05%	0.02%
Total Collat Loss (Collat Maturity)	13.33%	11.48%	11.23%	9.42%	9.34%	7.68%
Total Collat Liquidation (Collat Maturity)	32.95%	28.39%	27.78%	23.31%	23.10%	19.01%
Shock(bps)						
LIBOR_1MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
LIBOR_6MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (1F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (1A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Prepay (2F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	40%	40%	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	6.565 CDR	5.438 CDR	6.865 CDR	5.563 CDR	7.349 CDR	5.889 CDR
WAL	17.59	18.33	13.92	14.48	10.43	10.79
Principal Writedown	0.08%	0.14%	0.11%	0.06%	0.04%	0.01%
Total Collat Loss (Collat Maturity)	14.24%	12.24%	11.74%	9.81%	9.56%	7.84%
Total Collat Liquidation (Collat Maturity)	23.47%	20.17%	19.36%	16.19%	15.77%	12.94%
Shock(bps)						
LIBOR_1MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
LIBOR_6MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (1F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (1A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Prepay (2F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M8

RABO Breakeven Analysis

Balance	$8,000,000.00	Delay	0
Coupon	3.629	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	9.501 CDR	7.618 CDR	9.791 CDR	7.688 CDR	10.285 CDR	7.992 CDR
WAL	17.40	18.48	14.02	14.85	10.72	11.25
Principal Writedown	0.11%	0.08%	0.07%	0.02%	0.03%	0.02%
Total Collat Loss (Collat Maturity)	12.61%	10.69%	10.47%	8.61%	8.54%	6.87%
Total Collat Liquidation (Collat Maturity)	31.19%	26.44%	25.90%	21.31%	21.13%	17.00%
Shock(bps)						
LIBOR_1MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
LIBOR_6MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (1F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (1A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Prepay (2F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	40%	40%	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	6.135 CDR	4.987 CDR	6.318 CDR	5.019 CDR	6.649 CDR	5.209 CDR
WAL	19.21	19.98	15.26	15.89	11.48	11.88
Principal Writedown	0.14%	0.09%	0.03%	0.16%	0.08%	0.13%
Total Collat Loss (Collat Maturity)	13.49%	11.39%	10.94%	8.97%	8.75%	7.01%
Total Collat Liquidation (Collat Maturity)	22.22%	18.77%	18.04%	14.79%	14.43%	11.57%
Shock(bps)						
LIBOR_1MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
LIBOR_6MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (1F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (1A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Prepay (2F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M9

RABO Breakeven Analysis

Balance	$10,000,000.00	Delay	0
Coupon	5.279	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	8.714 CDR	6.794 CDR	8.775 CDR	6.671 CDR	8.959 CDR	6.709 CDR
WAL	17.16	18.26	13.85	14.69	10.59	11.12
Principal Writedown	0.15%	0.10%	0.02%	0.06%	0.02%	0.05%
Total Collat Loss (Collat Maturity)	11.83%	9.77%	9.59%	7.65%	7.59%	5.88%
Total Collat Liquidation (Collat Maturity)	29.24%	24.17%	23.72%	18.92%	18.77%	14.56%
Shock(bps)						
LIBOR_1MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
LIBOR_6MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (1F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (1A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Prepay (2F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	40%	40%	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	5.687 CDR	4.491 CDR	5.719 CDR	4.391 CDR	5.837 CDR	4.4 CDR
WAL	18.77	19.58	14.95	15.58	11.23	11.62
Principal Writedown	0.09%	0.17%	0.08%	0.17%	0.01%	0.03%
Total Collat Loss (Collat Maturity)	12.68%	10.42%	10.04%	7.96%	7.78%	6.00%
Total Collat Liquidation (Collat Maturity)	20.89%	17.17%	16.55%	13.14%	12.83%	9.90%
Shock(bps)						
LIBOR_1MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
LIBOR_6MO	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (1F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (1A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Prepay (2F)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (2A)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	60%	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Stack Price/Yield

Balance	$10,500,000.00
Settle	10/5/2004
First Payment	11/25/2004

Default	8.3055 CDR	6.4095 CDR	8.1385 CDR	6.0635 CDR
M10				
WAL	17.32	18.40	14.04	14.86
Principal Writedown	20,836.16 (0.20%)	13,466.08 (0.13%)	17,634.38 (0.17%)	13,809.68 (0.13%)
Total Collat Loss (Collat Maturity)	114,076,499.77 (11.41%)	93,292,214.85 (9.33%)	90,177,132.54 (9.02%)	70,472,663.65 (7.05%)
otal Collat Liquidation (Collat Maturity)	282,021,217.86 (28.20%)	230,696,083.54 (23.07%)	223,058,981.20 (22.31%)	174,379,590.81 (17.44%)
Libor	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (FRM)	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new
Prepay (ARM)	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new
Loss Severity	40%	40%	40%	40%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Default	7.977 CDR	5.762 CDR	5.0413 CDR	3.947 CDR
M10				
WAL	10.74	11.27	19.09	19.85
Principal Writedown	145.67 (0.00%)	13,054.04 (0.12%)	3,149.41 (0.03%)	50,559.38 (0.48%)
Total Collat Loss (Collat Maturity)	68,540,868.45 (6.85%)	51,263,677.35 (5.13%)	124,277,695.66 (12.43%)	100,991,763.87 (10.10%)
tal Collat Liquidation (Collat Maturity)	169,593,598.02 (16.96%)	126,888,219.61 (12.69%)	188,977,178.47 (18.90%)	153,616,458.91 (15.36%)
Libor	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (FRM)	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new	75 *RABBO_FRM_PREPAY_new
Prepay (ARM)	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new	75 *RABBO_ARM_PREPAY_new
Loss Severity	40%	40%	65%	65%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Default	4.932 CDR	3.716 CDR	4.826 CDR	3.512 CDR
M10				
WAL	15.21	15.80	11.43	11.79
Principal Writedown	3,171.32 (0.03%)	37,885.59 (0.36%)	16,556.67 (0.16%)	26,587.39 (0.25%)
Total Collat Loss (Collat Maturity)	95,551,992.78 (9.56%)	74,218,789.53 (7.42%)	70,778,244.26 (7.08%)	52,651,155.78 (5.27%)
tal Collat Liquidation (Collat Maturity)	145,413,970.79 (14.54%)	112,992,890.88 (11.30%)	107,761,110.70 (10.78%)	80,192,698.14 (8.02%)
Libor	Fwd	Flat for 12, then +400	Fwd	Flat for 12, then +400
Prepay (FRM)	100 *RABBO_FRM_PREPAY_new	100 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new	135 *RABBO_FRM_PREPAY_new
Prepay (ARM)	100 *RABBO_ARM_PREPAY_new	100 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new	135 *RABBO_ARM_PREPAY_new
Loss Severity	65%	65%	65%	65%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Price/Yield - A2

Balance	$145,000,000.00	Delay	0
Coupon	1.979	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Price	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.0000	1.9871	1.9870	1.9870	1.9870	1.9869	1.9869	1.9868	1.9868
WAL	2.67	1.47	1.02	0.78	0.63	0.53	0.46	0.40
Mod Durn 30360	2.55	1.43	1.00	0.76	0.62	0.52	0.45	0.40
Payment Window	1 - 65	1 - 35	1 - 24	1 - 18	1 - 14	1 - 11	1 - 10	1 - 8
LIBOR_1MO	1.77900	1.77900	1.77900	1.77900	1.77900	1.77900	1.77900	1.77900
LIBOR_6MO	2.05100	2.05100	2.05100	2.05100	2.05100	2.05100	2.05100	2.05100
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-3 - MKP Breakeven Analysis, Class M7

Balance	$12,500,000.00	Delay	0
Coupon	3.529	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Price	*1*	*2*	*3*	*4*
WAL	5.89	13.68	6.22	14.32
Principal Writedown	0.01%	0.03%	0.01%	0.01%
Total Collat Group Loss (Collat Maturity)	12.23%	10.53%	10.36%	9.04%
'otal Collat Group Liquidation (Collat Maturity)	26.87%	23.15%	22.79%	19.89%
LIBORS	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay (1F)	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY
Prepay (1A)	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY
Prepay (2F)	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY
Prepay (2A)	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY
Default	176.535 *MKCAP_def	145.560 *MKCAP_def	142.354 *MKCAP_def	120.213 *MKCAP_def
Loss Severity	45%	45%	45%	45%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (Y)	Call (N)	Call (Y)	Call (N)

Please run the CDR vector along with the CPR vector outline below to both the Call and Maturity. Please assume a 45% severity (we will provide a different severity if deal has MI), with a 12 month recovery lag, to the fail. We would like to know at what multiple of the CDR vector the class experiences its first loss. Please provide the cumulative losses experienced in the breakeven scenario. CPR should be just voluntary prepayments and run at 1X our vector regardless of CDR multiple.

CDR Vector:
-Months 1-24, CDR ramps from 0% to 8%
-Months 25-48 CDR constant 8%
-Months 49-120, CDR ramps from 8% to 5%
-Month 121 until end, CDR constant 5%

CPR Vector for Fixed Rate Collateral:
-Months 1-12, CPR ramps from 0% to18%
-Months 13-24, CPR constant 18%
-Months 25-120, CPR ramps from 18% to 21%
-Month 121 until end, CPR is constant 21%

CPR Vector for Floating Rate Collateral:
-Months 1-18, CPR ramps from 0% to 30%
-Months 19-24, CPR ramps from 30% to 50%
-Months 25-40, CPR ramps from 50% to 30%
-Month 41 until end, CPR is constant 30%

Please use forward LIBOR and Forward LIBOR+200BPS in the runs.

Option One Mortgage Loan Trust 2004-3 - MKP Breakeven Analysis, Class M8

Balance	$8,000,000.00	Delay	0
Coupon	3.629	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Price	*5*	*6*	*7*	*8*
WAL	6.06	15.24	6.31	15.86
Principal Writedown	0.01%	0.01%	0.02%	0.02%
Total Collat Group Loss (Collat Maturity)	11.19%	9.64%	9.49%	8.29%
'otal Collat Group Liquidation (Collat Maturity)	24.58%	21.18%	20.88%	18.23%
LIBORS	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay (1F)	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY
Prepay (1A)	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY
Prepay (2F)	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY	100 *MKCAP_FRM_PREPAY
Prepay (2A)	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY	100 *MKCAP_ARM_PREPAY
Default	157.173 *MKCAP_def	130.225 *MKCAP_def	127.621 *MKCAP_def	108.241 *MKCAP_def
Loss Severity	45%	45%	45%	45%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (Y)	Call (N)	Call (Y)	Call (N)

Please run the CDR vector along with the CPR vector outline below to both the Call and Maturity. Please assume a 45% severity (we will provide a different severity if deal has MI), with a 12 month recovery lag, to the fail. We would like to know at what multiple of the CDR vector the class experiences its first loss. Please provide the cumulative losses experienced in the breakeven scenario. CPR should be just voluntary prepayments and run at 1X our vector regardless of CDR multiple.

CDR Vector:
-Months 1-24, CDR ramps from 0% to 8%
-Months 25-48 CDR constant 8%
-Months 49-120, CDR ramps from 8% to 5%
-Month 121 until end, CDR constant 5%

CPR Vector for Fixed Rate Collateral:
-Months 1-12, CPR ramps from 0% to18%
-Months 13-24, CPR constant 18%
-Months 25-120, CPR ramps from 18% to 21%
-Month 121 until end, CPR is constant 21%

CPR Vector for Floating Rate Collateral:
-Months 1-18, CPR ramps from 0% to 30%
-Months 19-24, CPR ramps from 30% to 50%
-Months 25-40, CPR ramps from 50% to 30%
-Month 41 until end, CPR is constant 30%

Please use forward LIBOR and Forward LIBOR+200BPS in the runs.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - KBC BE

Settle	10/5/2004
First Payment	11/25/2004

	LIBOR	Forward	Forward	Forward + 200	Forward + 200
	Prepay	100 PPC	100 PPC	100 PPC	100 PPC
	Loss Severity	40%	70%	40%	70%
	Servicer Advances	100%	100%	100%	100%
	Liquidation Lag	12	12	12	12
	Trigger	Fail	Fail	Fail	Fail
	Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)
	M6				
Price		**11.906 CDR**	**6.3745 CDR**	**9.357 CDR**	**5.031 CDR**
	WAL	12.09	13.88	12.96	14.52
	Principal Writedown	6,499.21 (0.05%)	8,406.53 (0.07%)	5,902.43 (0.05%)	4,976.33 (0.04%)
	'otal Collat Loss (Collat Maturity)	125,954,659.47 (12.60%)	132,269,914.69 (13.23%)	104,254,024.07 (10.43%)	107,677,196.30 (10.77%)
	M9				
Price		**8.6945 CDR**	**4.811 CDR**	**6.436 CDR**	**3.578 CDR**
	WAL	13.65	15.12	14.58	15.79
	Principal Writedown	4,550.91 (0.05%)	1,995.82 (0.02%)	809.68 (0.01%)	15,863.27 (0.16%)
	'otal Collat Loss (Collat Maturity)	98,115,099.71 (9.81%)	103,367,483.22 (10.34%)	76,290,457.85 (7.63%)	79,184,428.87 (7.92%)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M9

Price = 100

Balance	$10,000,000.00	Delay	0
Coupon	5.279	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004
LIBOR	Forward	Liquidation Lag	6
Loss Severity	50%	Triggers	Fail
Servicer Advances	100%	Optional Redemption	Call (N)

Default	**75 *hbk_cdr_loss_curve**	**100 *hbk_cdr_loss_curve**	**125 *hbk_cdr_loss_curve**
75 PricingSpeed			
Yield	8.1711	8.1584	8.1575
Disc Margin	357	359	361
WAL	11.18	10.85	10.57
Mod Durn	7.35	7.22	7.14
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	5.04%	6.53%	7.95%
100 PricingSpeed			
Yield	7.9580	7.9391	7.9818
Disc Margin	363	364	366
WAL	8.53	8.33	8.44
Mod Durn	6.17	6.07	6.16
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	3.80%	4.95%	6.06%
125 PricingSpeed			
Yield	7.7541	7.7576	7.8158
Disc Margin	366	367	371
WAL	6.81	6.72	6.85
Mod Durn	5.24	5.20	5.29
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	2.94%	3.86%	4.74%

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M9

Price = 100

Balance	$10,000,000.00	Delay	0
Coupon	5.279	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004
LIBOR	Forward + 200 / 12 months	Liquidation Lag	6
Loss Severity	50%	Triggers	Fail
Servicer Advances	100%	Optional Redemption	Call (N)

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	125 *hbk_cdr_loss_curve
75 PricingSpeed			
Yield	9.5086	9.5065	9.5160
Disc Margin	310	312	306
WAL	11.22	10.88	11.63
Mod Durn	6.81	6.71	7.01
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	5.05%	6.55%	7.96%
100 PricingSpeed			
Yield	9.2931	9.2928	9.3091
Disc Margin	317	318	311
WAL	8.55	8.39	8.96
Mod Durn	5.80	5.77	6.10
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	3.80%	4.96%	6.07%
125 PricingSpeed			
Yield	9.0994	9.1023	9.1150
Disc Margin	323	323	317
WAL	6.82	6.83	7.16
Mod Durn	4.99	5.02	5.25
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	2.95%	3.86%	4.75%

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M9

Price = 100

Balance	$10,000,000.00	Delay	0
Coupon	5.279	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004
LIBOR	Forward + 200bps	Liquidation Lag	6
Loss Severity	50%	Triggers	Fail
Servicer Advances	100%	Optional Redemption	Call (N)

Default	75 *hbk_cdr_loss_curve	100 *hbk_cdr_loss_curve	125 *hbk_cdr_loss_curve
75 PricingSpeed			
Yield	9.6489	9.6489	9.6523
Disc Margin	310	312	306
WAL	11.22	10.88	11.63
Mod Durn	6.72	6.63	6.92
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	5.05%	6.55%	7.96%
100 PricingSpeed			
Yield	9.4579	9.4586	9.4657
Disc Margin	317	318	311
WAL	8.55	8.39	8.96
Mod Durn	5.73	5.70	6.03
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	3.80%	4.96%	6.07%
125 PricingSpeed			
Yield	9.2912	9.2928	9.2971
Disc Margin	323	323	317
WAL	6.82	6.83	7.16
Mod Durn	4.93	4.97	5.19
Principal Writedown	0.00%	0.00%	0.00%
Total Collat Loss	2.95%	3.86%	4.75%

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-3 - Fortress Breakeven Analysis, Class M7

Balance	$12,500,000.00	Delay	0
Coupon	3.529	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Price = 100	**9.649 CDR**	**10.476 CDR**	**8.553 CDR**	**9.356 CDR**	**7.518 CDR**	**8.177 CDR**	**7.518 CDR**	**8.177 CDR**
Yield	7.0557	6.6463	7.9108	7.4096	7.0696	6.6630	7.0696	6.6630
Discount Margin	202	195	189	171	199	191	199	191
WAL	19.28	12.46	20.11	12.85	20.72	13.19	20.72	13.19
Mod Durn	11.07	8.63	10.48	8.35	11.46	8.94	11.46	8.94
Principal Window	191 - 359	120 - 359	200 - 359	124 - 359	207 - 359	127 - 359	207 - 359	127 - 359
Principal Writedown	0.09%	0.07%	0.11%	0.03%	0.12%	0.02%	0.12%	0.02%
Total Collat Loss (Collat Maturity)	16.18%	11.40%	14.94%	10.42%	17.03%	11.66%	17.03%	11.66%
LIBOR	Fwd	Fwd	Fwd + 100	Fwd + 100	Fwd	Fwd	Fwd + 100	Fwd + 100
Prepay Speed	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC	50 PPC	100 PPC
Loss Severity	40%	40%	40%	40%	50%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M1

Balance	$31,500,000.00	Delay	0
Coupon	2.379	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	20.127 CDR	18.109 CDR	15.535 CDR	13.986 CDR
WAL	8.16	8.51	8.93	9.25
Principal Writedown	0.01%	0.02%	0.01%	0.03%
Collat Group Loss (Collat Maturity)	20.65%	19.24%	21.11%	19.57%
: Group Liquidation (Collat Maturity)	45.43%	42.35%	37.98%	35.22%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100% PPC	100% PPC	100% PPC	100% PPC
Loss Severity	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M6

Balance	$12,000,000.00	Delay	0
Coupon	3.129	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	10.406 CDR	8.795 CDR	8.308 CDR	7.03 CDR
WAL	12.53	13.12	13.21	13.72
Principal Writedown	0.05%	0.03%	0.10%	0.02%
Collat Group Loss (Collat Maturity)	12.76%	11.15%	13.00%	11.31%
: Group Liquidation (Collat Maturity)	28.05%	24.53%	23.37%	20.35%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100% PPC	100% PPC	100% PPC	100% PPC
Loss Severity	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M7

Balance	$12,500,000.00	Delay	0
Coupon	3.529	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	9.187 CDR	7.655 CDR	7.367 CDR	6.147 CDR
WAL	12.86	13.45	13.47	14.00
Principal Writedown	0.05%	0.07%	0.03%	0.07%
Collat Group Loss (Collat Maturity)	11.54%	9.94%	11.76%	10.08%
: Group Liquidation (Collat Maturity)	25.38%	21.87%	21.14%	18.14%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100 PPC	100 PPC	100 PPC	100 PPC
Loss Severity	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M8

Balance	$8,000,000.00	Delay	0
Coupon	3.629	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	8.463 CDR	6.98 CDR	6.81 CDR	5.624 CDR
WAL	14.27	14.91	14.90	15.46
Principal Writedown	0.04%	0.07%	0.06%	0.01%
Collat Group Loss (Collat Maturity)	10.80%	9.20%	11.00%	9.33%
: Group Liquidation (Collat Maturity)	23.73%	20.23%	19.78%	16.79%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100% PPC	100% PPC	100% PPC	100% PPC
Loss Severity	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M9

Balance	$10,000,000.00	Delay	0
Coupon	5.279	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	**7.666 CDR**	**6.241 CDR**	**6.196 CDR**	**5.051 CDR**
WAL	14.01	14.63	14.57	15.12
Principal Writedown	0.04%	0.05%	0.03%	0.08%
Collat Group Loss (Collat Maturity)	9.94%	8.36%	10.14%	8.49%
: Group Liquidation (Collat Maturity)	21.86%	18.38%	18.24%	15.27%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100 PPC	100 PPC	100 PPC	100 PPC
Loss Severity	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M1

Balance	$31,500,000.00	Delay	0
Coupon	2.379	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	**20.127 CDR**	**18.109 CDR**	**15.535 CDR**	**13.986 CDR**
WAL	8.16	8.51	8.93	9.25
Principal Writedown	0.01%	0.02%	0.01%	0.03%
l Collat Group Loss (Collat Maturity)	20.65%	19.24%	21.11%	19.57%
t Group Liquidation (Collat Maturity)	45.43%	42.35%	37.98%	35.22%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100% PPC	100% PPC	100% PPC	100% PPC
Loss Severity	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M6

Balance	$12,000,000.00	Delay	0
Coupon	3.129	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	10.406 CDR	8.795 CDR	8.308 CDR	7.03 CDR	9.187 CDR	7.655 CDR	7.367 CDR	6.147 CDR
WAL	12.53	13.12	13.21	13.72	9.47	9.89	9.88	10.27
Principal Writedown	0.05%	0.03%	0.10%	0.02%	0.00%	0.00%	0.00%	0.00%
l Collat Group Loss (Collat Maturity)	12.76%	11.15%	13.00%	11.31%	11.54%	9.94%	11.76%	10.08%
t Group Liquidation (Collat Maturity)	28.05%	24.53%	23.37%	20.35%	25.38%	21.87%	21.14%	18.14%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100% PPC	100% PPC	100% PPC	100% PPC	100 PPC	100 PPC	100 PPC	100 PPC
Loss Severity	45%	45%	55%	55%	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M7

Balance	$12,500,000.00	Delay	0
Coupon	3.529	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	**10.406 CDR**	**8.795 CDR**	**8.308 CDR**	**7.03 CDR**	**9.187 CDR**	**7.655 CDR**	**7.367 CDR**	**6.147 CDR**
WAL	8.39	8.50	8.88	8.92	12.86	13.45	13.47	14.00
Principal Writedown	100.00%	100.00%	100.00%	100.00%	0.05%	0.07%	0.03%	0.07%
l Collat Group Loss (Collat Maturity)	12.76%	11.15%	13.00%	11.31%	11.54%	9.94%	11.76%	10.08%
t Group Liquidation (Collat Maturity)	28.05%	24.53%	23.37%	20.35%	25.38%	21.87%	21.14%	18.14%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100% PPC	100% PPC	100% PPC	100% PPC	100 PPC	100 PPC	100 PPC	100 PPC
Loss Severity	45%	45%	55%	55%	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M8

Balance	$8,000,000.00	Delay	0
Coupon	3.629	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	8.463 CDR	6.98 CDR	6.81 CDR	5.624 CDR	7.666 CDR	6.241 CDR	6.196 CDR	5.051 CDR
WAL	14.27	14.91	14.90	15.46	10.57	11.03	10.96	11.38
Principal Writedown	0.04%	0.07%	0.06%	0.01%	0.00%	0.00%	0.00%	0.00%
l Collat Group Loss (Collat Maturity)	10.80%	9.20%	11.00%	9.33%	9.94%	8.36%	10.14%	8.49%
t Group Liquidation (Collat Maturity)	23.73%	20.23%	19.78%	16.79%	21.86%	18.38%	18.24%	15.27%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100% PPC	100% PPC	100% PPC	100% PPC	100 PPC	100 PPC	100 PPC	100 PPC
Loss Severity	45%	45%	55%	55%	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2004-3 - Declaration Breakeven Analysis, Class M9

Balance	$10,000,000.00	Delay	0
Coupon	5.279	Dated	10/5/2004
Settle	10/5/2004	First Payment	11/25/2004

Default	8.463 CDR	6.98 CDR	6.81 CDR	5.624 CDR	7.666 CDR	6.241 CDR	6.196 CDR	5.051 CDR
WAL	9.02	8.99	9.46	9.36	14.01	14.63	14.57	15.12
Principal Writedown	100.00%	100.00%	100.00%	100.00%	0.04%	0.05%	0.03%	0.08%
l Collat Group Loss (Collat Maturity)	10.80%	9.20%	11.00%	9.33%	9.94%	8.36%	10.14%	8.49%
t Group Liquidation (Collat Maturity)	23.73%	20.23%	19.78%	16.79%	21.86%	18.38%	18.24%	15.27%
LIBOR	Fwd	Fwd + 150	Fwd	Fwd + 150	Fwd	Fwd + 150	Fwd	Fwd + 150
Prepay Speed	100% PPC	100% PPC	100% PPC	100% PPC	100 PPC	100 PPC	100 PPC	100 PPC
Loss Severity	45%	45%	55%	55%	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12
Triggers	FAIL	FAIL	FAIL	FAIL	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - CF - 1 - A2 - 300bp 8 CPR / 25 CPR / 8 CPR / 25 CPR

300bp, LIBOR = Forward Curve
8 CPR / 25 CPR / 8 CPR / 25 CPR

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	'poncap Shortfall	Accum Shortfall	'hortfall Payback	Coupon	'ffective Coupon
Total		145,000,000.00	5,625,915.24	150,625,915.24		5,625,915.24	0		0		
0	5-Oct-04	0	0	0	145,000,000.00	0	0	0	0		
1	25-Nov-04	9,880,023.76	406,519.58	10,286,543.35	135,119,976.24	406,519.58	0	0	0	1.979	1.979
2	25-Dec-04	9,661,622.37	570,206.30	10,231,828.67	125,458,353.86	570,206.30	0	0	0	5.064	5.064
3	25-Jan-05	9,448,357.28	560,478.23	10,008,835.51	116,009,996.58	560,478.23	0	0	0	5.188	5.188
4	25-Feb-05	9,240,088.59	529,756.43	9,769,845.02	106,769,907.99	529,756.43	0	0	0	5.303	5.303
5	25-Mar-05	9,036,685.59	449,762.31	9,486,447.89	97,733,222.41	449,762.31	0	0	0	5.416	5.416
6	25-Apr-05	8,837,674.67	463,043.72	9,300,718.39	88,895,547.74	463,043.72	0	0	0	5.502	5.502
7	25-May-05	8,643,675.34	412,030.86	9,055,706.20	80,251,872.40	412,030.86	0	0	0	5.562	5.562
8	25-Jun-05	8,454,191.08	388,720.01	8,842,911.08	71,797,681.32	388,720.01	0	0	0	5.625	5.625
9	25-Jul-05	8,269,129.45	341,397.97	8,610,527.43	63,528,551.87	341,397.97	0	0	0	5.706	5.706
10	25-Aug-05	8,088,391.33	316,797.48	8,405,188.80	55,440,160.54	316,797.48	0	0	0	5.791	5.791
11	25-Sep-05	7,911,865.13	280,186.87	8,192,052.00	47,528,295.41	280,186.87	0	0	0	5.869	5.869
12	25-Oct-05	7,739,184.46	235,779.95	7,974,964.41	39,789,110.95	235,779.95	0	0	0	5.953	5.953
13	25-Nov-05	7,570,796.42	206,776.27	7,777,572.69	32,218,314.53	206,776.27	0	0	0	6.035	6.035
14	25-Dec-05	7,406,316.77	164,286.56	7,570,603.33	24,811,997.76	164,286.56	0	0	0	6.119	6.119
15	25-Jan-06	7,245,667.14	132,682.16	7,378,349.30	17,566,330.62	132,682.16	0	0	0	6.210	6.210
16	25-Feb-06	7,088,759.31	95,448.61	7,184,207.92	10,477,571.31	95,448.61	0	0	0	6.310	6.310
17	25-Mar-06	6,935,497.86	52,228.36	6,987,726.23	3,542,073.44	52,228.36	0	0	0	6.409	6.409
18	25-Apr-06	3,542,073.44	19,813.57	3,561,887.02	0	19,813.57	0	0	0	6.496	6.496

Option One Mortgage Loan Trust 2003-4 - CF - 1 - A3 - 300bp 8 CPR / 25 CPR / 8 CPR / 25 CPR

300bp, LIBOR = Forward Curve
8 CPR / 25 CPR / 8 CPR / 25 CPR

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	poncap Shortfall	Accum Shortfall	hortfall Payback	Coupon	Effective Coupon
Total		225,500,000.00	66,144,139.29	291,644,139.29		66,144,139.29	25,910.64		25,910.64		
0	5-Oct-04	0	0	0	225,500,000.00	0	0	0	0		
1	25-Nov-04	0	673,737.63	673,737.63	225,500,000.00	673,737.63	0	0	0	2.109	2.109
2	25-Dec-04	0	976,039.17	976,039.17	225,500,000.00	976,039.17	0	0	0	5.194	5.194
3	25-Jan-05	0	1,032,652.19	1,032,652.19	225,500,000.00	1,032,652.19	0	0	0	5.318	5.318
4	25-Feb-05	0	1,054,982.96	1,054,982.96	225,500,000.00	1,054,982.96	0	0	0	5.433	5.433
5	25-Mar-05	0	972,706.78	972,706.78	225,500,000.00	972,706.78	0	0	0	5.546	5.546
6	25-Apr-05	0	1,093,624.89	1,093,624.89	225,500,000.00	1,093,624.89	0	0	0	5.632	5.632
7	25-May-05	0	1,069,621.67	1,069,621.67	225,500,000.00	1,069,621.67	0	0	0	5.692	5.692
8	25-Jun-05	0	1,117,509.10	1,117,509.10	225,500,000.00	1,117,509.10	0	0	0	5.755	5.755
9	25-Jul-05	0	1,096,681.67	1,096,681.67	225,500,000.00	1,096,681.67	0	0	0	5.836	5.836
10	25-Aug-05	0	1,149,743.07	1,149,743.07	225,500,000.00	1,149,743.07	0	0	0	5.921	5.921
11	25-Sep-05	0	1,164,889.15	1,164,889.15	225,500,000.00	1,164,889.15	0	0	0	5.999	5.999
12	25-Oct-05	0	1,143,097.08	1,143,097.08	225,500,000.00	1,143,097.08	0	0	0	6.083	6.083
13	25-Nov-05	0	1,197,123.12	1,197,123.12	225,500,000.00	1,197,123.13	0	0	0	6.165	6.165
14	25-Dec-05	0	1,174,291.25	1,174,291.25	225,500,000.00	1,174,291.25	0	0	0	6.249	6.249
15	25-Jan-06	0	1,231,104.72	1,231,104.72	225,500,000.00	1,231,104.72	0	0	0	6.340	6.340
16	25-Feb-06	0	1,250,522.78	1,250,522.78	225,500,000.00	1,250,522.78	0	0	0	6.440	6.440
17	25-Mar-06	0	1,146,867.94	1,146,867.94	225,500,000.00	1,146,867.94	0	0	0	6.539	6.539
18	25-Apr-06	3,243,524.31	1,286,640.36	4,530,164.68	222,256,475.69	1,286,640.36	0	0	0	6.626	6.626
19	25-May-06	6,639,380.30	1,243,710.20	7,883,090.49	215,617,095.39	1,243,710.20	0	0	0	6.715	6.715
20	25-Jun-06	6,496,548.73	1,262,743.55	7,759,292.28	209,120,546.66	1,262,743.55	5,842.88	0	5,842.88	6.801	6.801
21	25-Jul-06	6,356,375.07	1,193,032.72	7,549,407.79	202,764,171.59	1,193,032.72	0	0	0	6.846	6.846
22	25-Aug-06	6,219,929.82	1,203,011.09	7,422,940.91	196,544,241.77	1,203,011.09	19,911.82	0	19,911.82	6.89	6.89
23	25-Sep-06	6,023,772.49	1,173,385.50	7,197,157.99	190,520,469.28	1,173,385.50	0	0	0	6.933	6.933
24	25-Oct-06	5,894,385.49	1,103,113.52	6,997,499.01	184,626,083.79	1,103,113.52	0	0	0	6.948	6.948
25	25-Nov-06	5,770,194.00	1,110,182.28	6,880,376.29	178,855,889.79	1,110,182.28	0	0	0	6.983	6.983
26	25-Dec-06	5,648,842.10	1,051,523.59	6,700,365.68	173,207,047.69	1,051,523.59	0	0	0	7.055	7.055
27	25-Jan-07	5,530,130.56	1,062,697.41	6,592,827.96	167,676,917.13	1,062,697.41	0	0	0	7.125	7.125
28	25-Feb-07	5,414,227.99	1,038,441.78	6,452,669.77	162,262,689.14	1,038,441.78	0	0	0	7.192	7.192
29	25-Mar-07	5,287,632.08	915,738.50	6,203,370.58	156,975,057.06	915,738.50	0	0	0	7.256	7.256
30	25-Apr-07	5,177,033.89	988,925.42	6,165,959.30	151,798,023.17	988,925.42	0	0	0	7.316	7.316

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	'poncap Shortfall	Accum Shortfall	'hortfall Payback	Coupon	:ffective Coupon
Total		225,500,000.00	66,144,139.29	291,644,139.29		66,144,139.29	25,910.64		25,910.64		
31	25-May-07	5,069,518.04	932,545.86	6,002,063.89	146,728,505.13	932,545.86	0	0	0	7.372	7.372
32	25-Jun-07	4,964,445.83	937,892.68	5,902,338.52	141,764,059.30	937,892.68	0	0	0	7.423	7.423
33	25-Jul-07	4,861,626.83	882,481.27	5,744,108.10	136,902,432.47	882,481.27	0	0	0	7.47	7.47
34	25-Aug-07	4,761,251.43	885,458.31	5,646,709.75	132,141,181.04	885,458.31	0	0	0	7.511	7.511
35	25-Sep-07	4,650,672.01	858,646.05	5,509,318.07	127,490,509.02	858,646.05	0	0	0	7.546	7.546
36	25-Oct-07	4,554,788.70	804,783.84	5,359,572.54	122,935,720.32	804,783.84	0	0	0	7.575	7.575
37	25-Nov-07	5,416,067.18	804,757.71	6,220,824.90	117,519,653.13	804,757.71	0	0	0	7.602	7.602
38	25-Dec-07	2,753,509.63	747,424.99	3,500,934.62	114,766,143.50	747,424.99	0	0	0	7.632	7.632
39	25-Jan-08	2,697,421.77	757,109.06	3,454,530.83	112,068,721.73	757,109.06	0	0	0	7.661	7.661
40	25-Feb-08	2,642,640.16	742,112.85	3,384,753.01	109,426,081.57	742,112.85	0	0	0	7.69	7.69
41	25-Mar-08	2,584,656.89	680,508.64	3,265,165.54	106,841,424.68	680,508.64	0	0	0	7.72	7.72
42	25-Apr-08	2,532,326.11	713,018.12	3,245,344.23	104,309,098.57	713,018.12	0	0	0	7.75	7.75
43	25-May-08	2,481,353.75	676,444.50	3,157,798.25	101,827,744.82	676,444.50	0	0	0	7.782	7.782
44	25-Jun-08	2,431,525.42	685,170.61	3,116,696.03	99,396,219.40	685,170.61	0	0	0	7.814	7.814
45	25-Jul-08	2,382,807.63	650,051.27	3,032,858.91	97,013,411.77	650,051.27	0	0	0	7.848	7.848
46	25-Aug-08	2,335,187.57	658,540.51	2,993,728.08	94,678,224.20	658,540.51	0	0	0	7.883	7.883
47	25-Sep-08	2,287,661.85	645,787.02	2,933,448.87	92,390,562.35	645,787.02	0	0	0	7.921	7.921
48	25-Oct-08	2,242,154.51	612,857.40	2,855,011.91	90,148,407.83	612,857.40	0	0	0	7.96	7.96
49	25-Nov-08	2,197,705.97	620,867.11	2,818,573.08	87,950,701.86	620,867.11	0	0	0	7.998	7.998
50	25-Dec-08	2,154,249.19	588,683.36	2,742,932.55	85,796,452.67	588,683.36	0	0	0	8.032	8.032
51	25-Jan-09	2,111,756.85	595,696.69	2,707,453.54	83,684,695.83	595,696.69	0	0	0	8.063	8.063
52	25-Feb-09	2,070,215.10	583,124.26	2,653,339.35	81,614,480.73	583,124.26	0	0	0	8.092	8.092
53	25-Mar-09	2,029,411.07	515,377.31	2,544,788.38	79,585,069.66	515,377.31	0	0	0	8.119	8.119
54	25-Apr-09	1,989,688.59	558,052.72	2,547,741.31	77,595,381.08	558,052.72	0	0	0	8.143	8.143
55	25-May-09	1,950,869.44	527,907.24	2,478,776.68	75,644,511.64	527,907.24	0	0	0	8.164	8.164
56	25-Jun-09	1,912,911.49	533,026.95	2,445,938.44	73,731,600.14	533,026.95	0	0	0	8.183	8.183
57	25-Jul-09	1,875,795.74	503,709.71	2,379,505.46	71,855,804.40	503,709.71	0	0	0	8.198	8.198
58	25-Aug-09	1,840,428.87	508,062.45	2,348,491.33	70,015,375.53	508,062.45	0	0	0	8.211	8.211
59	25-Sep-09	1,805,432.33	495,592.17	2,301,024.49	68,209,943.20	495,592.17	0	0	0	8.22	8.22
60	25-Oct-09	1,773,724.10	467,636.00	2,241,360.10	66,436,219.10	467,636.00	0	0	0	8.227	8.227
61	25-Nov-09	1,739,691.18	471,859.56	2,211,550.73	64,696,527.92	471,859.56	0	0	0	8.248	8.248
62	25-Dec-09	1,706,408.19	446,729.53	2,153,137.72	62,990,119.73	446,729.53	0	0	0	8.286	8.286
63	25-Jan-10	1,673,859.03	451,451.94	2,125,310.97	61,316,260.70	451,451.94	0	0	0	8.323	8.323
64	25-Feb-10	1,642,023.56	441,356.15	2,083,379.70	59,674,237.15	441,356.15	0	0	0	8.359	8.359
65	25-Mar-10	1,610,890.23	389,593.20	2,000,483.44	58,063,346.91	389,593.20	0	0	0	8.394	8.394
66	25-Apr-10	1,580,439.60	421,341.52	2,001,781.11	56,482,907.31	421,341.52	0	0	0	8.427	8.427
67	25-May-10	1,550,657.16	398,157.43	1,948,814.59	54,932,250.16	398,157.43	0	0	0	8.459	8.459
68	25-Jun-10	1,521,526.14	401,600.53	1,923,126.66	53,410,724.02	401,600.53	0	0	0	8.49	8.49
69	25-Jul-10	1,493,032.75	379,171.63	1,872,204.38	51,917,691.27	379,171.63	0	0	0	8.519	8.519

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	'poncap Shortfall	Accum Shortfall	;hortfall Payback	Coupon	:ffective Coupon
Total		225,500,000.00	66,144,139.29	291,644,139.29		66,144,139.29	25,910.64		25,910.64		
70	25-Aug-10	1,465,159.73	382,065.17	1,847,224.91	50,452,531.54	382,065.17	0	0	0	8.546	8.546
71	25-Sep-10	1,437,896.49	372,412.56	1,810,309.05	49,014,635.04	372,412.56	0	0	0	8.572	8.572
72	25-Oct-10	1,411,226.83	351,108.17	1,762,335.00	47,603,408.21	351,108.17	0	0	0	8.596	8.596
73	25-Nov-10	1,385,137.44	353,267.54	1,738,404.98	46,218,270.77	353,267.54	0	0	0	8.618	8.618
74	25-Dec-10	1,359,614.35	332,694.52	1,692,308.87	44,858,656.42	332,694.52	0	0	0	8.638	8.638
75	25-Jan-11	1,334,645.22	334,366.46	1,669,011.68	43,524,011.20	334,366.46	0	0	0	8.656	8.656
76	25-Feb-11	1,310,216.09	325,055.45	1,635,271.54	42,213,795.11	325,055.45	0	0	0	8.673	8.673
77	25-Mar-11	1,286,316.14	285,219.85	1,571,535.99	40,927,478.97	285,219.85	0	0	0	8.687	8.687
78	25-Apr-11	1,262,932.25	306,544.54	1,569,476.79	39,664,546.72	306,544.54	0	0	0	8.698	8.698
79	25-May-11	1,240,052.70	287,832.39	1,527,885.10	38,424,494.01	287,832.39	0	0	0	8.708	8.708
80	25-Jun-11	1,217,665.68	288,359.82	1,506,025.49	37,206,828.34	288,359.82	0	0	0	8.715	8.715
81	25-Jul-11	1,195,760.07	270,369.62	1,466,129.69	36,011,068.27	270,369.62	0	0	0	8.72	8.72
82	25-Aug-11	1,174,324.69	270,496.14	1,444,820.83	34,836,743.58	270,496.14	0	0	0	8.723	8.723
83	25-Sep-11	1,153,348.71	261,675.23	1,415,023.94	33,683,394.87	261,675.23	0	0	0	8.723	8.723
84	25-Oct-11	1,132,821.54	244,766.00	1,377,587.55	32,550,573.32	244,766.00	0	0	0	8.72	8.72
85	25-Nov-11	1,112,732.95	244,558.79	1,357,291.74	31,437,840.37	244,558.79	0	0	0	8.725	8.725
86	25-Dec-11	1,093,072.69	228,946.07	1,322,018.76	30,344,767.68	228,946.07	0	0	0	8.739	8.739
87	25-Jan-12	1,073,831.19	228,153.60	1,301,984.79	29,270,936.49	228,153.60	13.9	0	13.9	8.7314	8.7314
88	25-Feb-12	1,054,998.72	219,494.90	1,274,493.62	28,215,937.77	219,494.90	13.27	0	13.27	8.7082	8.7082
89	25-Mar-12	1,036,565.90	199,587.79	1,236,153.68	27,179,371.88	199,587.79	0	0	0	8.781	8.781
90	25-Apr-12	1,018,523.49	202,730.99	1,221,254.48	26,160,848.39	202,730.99	12.02	0	12.02	8.6621	8.6621
91	25-May-12	1,000,862.71	192,020.63	1,192,883.34	25,159,985.68	192,020.63	0	0	0	8.808	8.808
92	25-Jun-12	983,574.57	186,676.96	1,170,251.53	24,176,411.10	186,676.96	10.69	0	10.69	8.6163	8.6163
93	25-Jul-12	966,650.91	178,018.97	1,144,669.88	23,209,760.19	178,018.97	0	0	0	8.836	8.836
94	25-Aug-12	950,083.21	171,300.41	1,121,383.62	22,259,676.98	171,300.41	9.27	0	9.27	8.5709	8.5709
95	25-Sep-12	933,863.34	163,856.46	1,097,719.80	21,325,813.65	163,856.46	8.8	0	8.8	8.5484	8.5484
96	25-Oct-12	917,983.33	156,570.40	1,074,553.73	20,407,830.32	156,570.40	8.32	0	8.32	8.8102	8.8102
97	25-Nov-12	902,435.48	149,438.58	1,051,874.06	19,505,394.83	149,438.58	7.88	0	7.88	8.5037	8.5037
98	25-Dec-12	887,212.03	142,457.42	1,029,669.45	18,618,182.80	142,457.42	7.29	0	7.29	8.7642	8.7642
99	25-Jan-13	872,305.92	135,623.47	1,007,929.38	17,745,876.88	135,623.47	6.59	0	6.59	8.4594	8.4594
100	25-Feb-13	857,709.74	128,933.30	986,643.04	16,888,167.14	128,933.30	6.21	0	6.21	8.4374	8.4374
101	25-Mar-13	843,416.46	117,547.27	960,963.73	16,044,750.69	117,547.27	0	0	0	8.949	8.949
102	25-Apr-13	829,419.17	115,971.15	945,390.32	15,215,331.51	115,971.15	5.49	0	5.49	8.3938	8.3938
103	25-May-13	815,711.16	109,692.74	925,403.91	14,399,620.35	109,692.74	5.15	0	5.15	8.6512	8.6512
104	25-Jun-13	802,285.70	103,545.31	905,831.00	13,597,334.66	103,545.31	4.7	0	4.7	8.3506	8.3506
105	25-Jul-13	789,136.69	97,525.81	886,662.49	12,808,197.97	97,525.81	4.17	0	4.17	8.6069	8.6069
106	25-Aug-13	776,257.70	91,631.29	867,888.99	12,031,940.27	91,631.29	3.89	0	3.89	8.308	8.308
107	25-Sep-13	763,642.62	85,858.88	849,501.50	11,268,297.65	85,858.88	3.61	0	3.61	8.2869	8.2869
108	25-Oct-13	751,285.47	80,205.75	831,491.22	10,517,012.18	80,205.75	3.34	0	3.34	8.5414	8.5414

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	ɪponcap Shortfall	Accum Shortfall	ɪhortfall Payback	Coupon	ɪffective Coupon
Total		225,500,000.00	66,144,139.29	291,644,139.29		66,144,139.29	25,910.64		25,910.64		
109	25-Nov-13	739,180.41	74,669.14	813,849.55	9,777,831.76	74,669.14	3.09	0	3.09	8.245	8.245
110	25-Dec-13	806,110.40	69,246.37	875,356.77	8,971,721.36	69,246.37	2.75	0	2.75	8.4984	8.4984
111	25-Jan-14	714,949.57	63,379.59	778,329.15	8,256,771.79	63,379.59	2.35	0	2.35	8.2038	8.2038
112	25-Feb-14	703,572.26	58,183.16	761,755.42	7,553,199.53	58,183.16	2.14	0	2.14	8.1833	8.1833
113	25-Mar-14	692,425.01	53,092.82	745,517.83	6,860,774.52	53,092.82	1.93	0	1.93	9.0375	9.0375
114	25-Apr-14	681,502.62	48,106.11	729,608.74	6,179,271.89	48,106.11	1.73	0	1.73	8.1427	8.1427
115	25-May-14	670,800.04	43,220.65	714,020.69	5,508,471.86	43,220.65	1.54	0	1.54	8.3933	8.3933
116	25-Jun-14	660,312.15	38,434.10	698,746.26	4,848,159.70	38,434.10	1.31	0	1.31	8.1026	8.1026
117	25-Jul-14	650,034.46	33,744.19	683,778.64	4,198,125.24	33,744.19	1.06	0	1.06	8.3522	8.3522
118	25-Aug-14	639,962.07	29,148.67	669,110.74	3,558,163.18	29,148.67	0.91	0	0.91	8.0631	8.0631
119	25-Sep-14	630,090.38	24,645.38	654,735.77	2,928,072.79	24,645.38	0.76	0	0.76	8.0436	8.0436
120	25-Oct-14	620,414.90	20,232.20	640,647.10	2,307,657.89	20,232.20	0.62	0	0.62	8.2917	8.2917
121	25-Nov-14	610,931.23	15,907.03	626,838.26	1,696,726.66	15,907.03	0.48	0	0.48	8.0049	8.0049
122	25-Dec-14	601,635.01	11,667.87	613,302.88	1,095,091.65	11,667.87	0.34	0	0.34	8.252	8.252
123	25-Jan-15	592,522.18	7,512.72	600,034.90	502,569.47	7,512.72	0.21	0	0.21	7.9669	7.9669
124	25-Feb-15	502,569.47	3,439.66	506,009.13	0	3,439.66	0.1	0	0.1	7.948	7.948

Option One Mortgage Loan Trust 2003-4 - CF - 1 - A4 - 300bp 8 CPR / 25 CPR / 8 CPR / 25 CPR

300bp, LIBOR = Forward Curve
8 CPR / 25 CPR / 8 CPR / 25 CPR

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
0	5-Oct-04	0	0	0	44,500,000.00	0	0	0	0		
1	25-Nov-04	0	146,824.04	146,824.04	44,500,000.00	146,824.04	0	0	0	2.329	2.329
2	25-Dec-04	0	200,769.17	200,769.17	44,500,000.00	200,769.17	0	0	0	5.414	5.414
3	25-Jan-05	0	212,213.08	212,213.08	44,500,000.00	212,213.08	0	0	0	5.538	5.538
4	25-Feb-05	0	216,619.82	216,619.82	44,500,000.00	216,619.82	0	0	0	5.653	5.653
5	25-Mar-05	0	199,567.67	199,567.67	44,500,000.00	199,567.67	0	0	0	5.766	5.766
6	25-Apr-05	0	224,245.39	224,245.39	44,500,000.00	224,245.39	0	0	0	5.852	5.852
7	25-May-05	0	219,236.67	219,236.67	44,500,000.00	219,236.67	0	0	0	5.912	5.912
8	25-Jun-05	0	228,958.68	228,958.68	44,500,000.00	228,958.68	0	0	0	5.975	5.975
9	25-Jul-05	0	224,576.67	224,576.67	44,500,000.00	224,576.67	0	0	0	6.056	6.056
10	25-Aug-05	0	235,319.71	235,319.71	44,500,000.00	235,319.71	0	0	0	6.141	6.141
11	25-Sep-05	0	238,308.62	238,308.62	44,500,000.00	238,308.63	0	0	0	6.219	6.219
12	25-Oct-05	0	233,736.25	233,736.25	44,500,000.00	233,736.25	0	0	0	6.303	6.303
13	25-Nov-05	0	244,669.65	244,669.65	44,500,000.00	244,669.65	0	0	0	6.385	6.385
14	25-Dec-05	0	239,892.08	239,892.08	44,500,000.00	239,892.08	0	0	0	6.469	6.469
15	25-Jan-06	0	251,375.56	251,375.56	44,500,000.00	251,375.56	0	0	0	6.560	6.560
16	25-Feb-06	0	255,207.50	255,207.50	44,500,000.00	255,207.50	0	0	0	6.660	6.660
17	25-Mar-06	0	233,936.50	233,936.50	44,500,000.00	233,936.50	0	0	0	6.759	6.759
18	25-Apr-06	0	262,334.92	262,334.92	44,500,000.00	262,334.92	2,838.36	0	2,838.36	6.846	6.846
19	25-May-06	0	257,172.92	257,172.92	44,500,000.00	257,172.92	0	0	0	6.935	6.935
20	25-Jun-06	0	269,040.82	269,040.82	44,500,000.00	269,040.82	9,636.16	0	9,636.16	7.021	7.021
21	25-Jul-06	0	262,030.83	262,030.83	44,500,000.00	262,030.83	2,391.75	0	2,391.75	7.066	7.066
22	25-Aug-06	0	272,451.25	272,451.25	44,500,000.00	272,451.25	12,800.26	0	12,800.26	7.11	7.11
23	25-Sep-06	0	274,098.99	274,098.99	44,500,000.00	274,098.99	0	0	0	7.153	7.153
24	25-Oct-06	0	265,813.33	265,813.33	44,500,000.00	265,813.33	0	0	0	7.168	7.168
25	25-Nov-06	0	276,014.96	276,014.96	44,500,000.00	276,014.96	0	0	0	7.203	7.203
26	25-Dec-06	0	269,781.25	269,781.25	44,500,000.00	269,781.25	0	0	0	7.275	7.275
27	25-Jan-07	0	281,456.32	281,456.32	44,500,000.00	281,456.32	0	0	0	7.345	7.345
28	25-Feb-07	0	284,023.72	284,023.72	44,500,000.00	284,023.72	0	0	0	7.412	7.412
29	25-Mar-07	0	258,752.67	258,752.67	44,500,000.00	258,752.67	0	0	0	7.476	7.476
30	25-Apr-07	0	288,775.33	288,775.33	44,500,000.00	288,775.33	0	0	0	7.536	7.536

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
31	25-May-07	0	281,536.67	281,536.67	44,500,000.00	281,536.67	0	0	0	7.592	7.592
32	25-Jun-07	0	292,875.51	292,875.51	44,500,000.00	292,875.51	0	0	0	7.643	7.643
33	25-Jul-07	0	285,170.83	285,170.83	44,500,000.00	285,170.83	0	0	0	7.69	7.69
34	25-Aug-07	0	296,247.62	296,247.62	44,500,000.00	296,247.63	0	0	0	7.731	7.731
35	25-Sep-07	0	297,588.81	297,588.81	44,500,000.00	297,588.81	0	0	0	7.766	7.766
36	25-Oct-07	0	289,064.58	289,064.58	44,500,000.00	289,064.58	0	0	0	7.795	7.795
37	25-Nov-07	0	299,734.69	299,734.69	44,500,000.00	299,734.69	0	0	0	7.822	7.822
38	25-Dec-07	0	291,178.33	291,178.33	44,500,000.00	291,178.33	0	0	0	7.852	7.852
39	25-Jan-08	0	301,995.54	301,995.54	44,500,000.00	301,995.54	0	0	0	7.881	7.881
40	25-Feb-08	0	303,106.81	303,106.81	44,500,000.00	303,106.81	0	0	0	7.91	7.91
41	25-Mar-08	0	284,626.94	284,626.94	44,500,000.00	284,626.94	0	0	0	7.94	7.94
42	25-Apr-08	0	305,405.97	305,405.97	44,500,000.00	305,405.97	0	0	0	7.97	7.97
43	25-May-08	0	296,740.83	296,740.83	44,500,000.00	296,740.83	0	0	0	8.002	8.002
44	25-Jun-08	0	307,858.42	307,858.42	44,500,000.00	307,858.42	0	0	0	8.034	8.034
45	25-Jul-08	0	299,188.33	299,188.33	44,500,000.00	299,188.33	0	0	0	8.068	8.068
46	25-Aug-08	0	310,502.46	310,502.46	44,500,000.00	310,502.46	0	0	0	8.103	8.103
47	25-Sep-08	0	311,958.60	311,958.60	44,500,000.00	311,958.60	0	0	0	8.141	8.141
48	25-Oct-08	0	303,341.67	303,341.67	44,500,000.00	303,341.67	0	0	0	8.18	8.18
49	25-Nov-08	0	314,909.19	314,909.19	44,500,000.00	314,909.19	0	0	0	8.218	8.218
50	25-Dec-08	0	306,011.67	306,011.67	44,500,000.00	306,011.67	0	0	0	8.252	8.252
51	25-Jan-09	0	317,399.96	317,399.96	44,500,000.00	317,399.96	0	0	0	8.283	8.283
52	25-Feb-09	0	318,511.22	318,511.22	44,500,000.00	318,511.22	0	0	0	8.312	8.312
53	25-Mar-09	0	288,622.06	288,622.06	44,500,000.00	288,622.06	0	0	0	8.339	8.339
54	25-Apr-09	0	320,465.51	320,465.51	44,500,000.00	320,465.51	0	0	0	8.363	8.363
55	25-May-09	0	310,906.67	310,906.67	44,500,000.00	310,906.67	0	0	0	8.384	8.384
56	25-Jun-09	0	321,998.29	321,998.29	44,500,000.00	321,998.29	0	0	0	8.403	8.403
57	25-Jul-09	0	312,167.50	312,167.50	44,500,000.00	312,167.50	0	0	0	8.418	8.418
58	25-Aug-09	0	323,071.24	323,071.24	44,500,000.00	323,071.24	0	0	0	8.431	8.431
59	25-Sep-09	0	323,416.11	323,416.11	44,500,000.00	323,416.11	0	0	0	8.44	8.44
60	25-Oct-09	0	313,242.92	313,242.92	44,500,000.00	313,242.92	0	0	0	8.447	8.447
61	25-Nov-09	0	324,489.06	324,489.06	44,500,000.00	324,489.06	0	0	0	8.468	8.468
62	25-Dec-09	0	315,430.83	315,430.83	44,500,000.00	315,430.83	0	0	0	8.506	8.506
63	25-Jan-10	0	327,363.01	327,363.01	44,500,000.00	327,363.01	0	0	0	8.543	8.543
64	25-Feb-10	0	328,742.51	328,742.51	44,500,000.00	328,742.51	0	0	0	8.579	8.579
65	25-Mar-10	0	298,140.11	298,140.11	44,500,000.00	298,140.11	0	0	0	8.614	8.614
66	25-Apr-10	0	331,348.24	331,348.24	44,500,000.00	331,348.24	0	0	0	8.647	8.647
67	25-May-10	0	321,846.25	321,846.25	44,500,000.00	321,846.25	0	0	0	8.679	8.679
68	25-Jun-10	0	333,762.36	333,762.36	44,500,000.00	333,762.36	0	0	0	8.71	8.71
69	25-Jul-10	0	324,071.25	324,071.25	44,500,000.00	324,071.25	0	0	0	8.739	8.739

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
70	25-Aug-10	0	335,908.25	335,908.25	44,500,000.00	335,908.25	0	0	0	8.766	8.766
71	25-Sep-10	0	336,904.56	336,904.56	44,500,000.00	336,904.56	0	0	0	8.792	8.792
72	25-Oct-10	0	326,926.67	326,926.67	44,500,000.00	326,926.67	0	0	0	8.816	8.816
73	25-Nov-10	0	338,667.25	338,667.25	44,500,000.00	338,667.25	0	0	0	8.838	8.838
74	25-Dec-10	0	328,484.17	328,484.17	44,500,000.00	328,484.17	0	0	0	8.858	8.858
75	25-Jan-11	0	340,123.39	340,123.39	44,500,000.00	340,123.39	0	0	0	8.876	8.876
76	25-Feb-11	0	340,774.82	340,774.82	44,500,000.00	340,774.82	0	0	0	8.893	8.893
77	25-Mar-11	0	308,281.17	308,281.17	44,500,000.00	308,281.17	0	0	0	8.907	8.907
78	25-Apr-11	0	341,732.81	341,732.81	44,500,000.00	341,732.81	0	0	0	8.918	8.918
79	25-May-11	0	331,080.00	331,080.00	44,500,000.00	331,080.00	0	0	0	8.928	8.928
80	25-Jun-11	0	340,894.97	340,894.97	44,500,000.00	340,894.97	23.16	0	23.16	8.8961	8.8961
81	25-Jul-11	0	331,525.00	331,525.00	44,500,000.00	331,525.00	0	0	0	8.94	8.94
82	25-Aug-11	0	339,076.76	339,076.76	44,500,000.00	339,076.76	22.36	0	22.36	8.8487	8.8487
83	25-Sep-11	0	338,171.87	338,171.87	44,500,000.00	338,171.87	22.14	0	22.14	8.8251	8.8251
84	25-Oct-11	0	331,525.00	331,525.00	44,500,000.00	331,525.00	0	0	0	8.94	8.94
85	25-Nov-11	0	336,371.01	336,371.01	44,500,000.00	336,371.01	21.66	0	21.66	8.7781	8.7781
86	25-Dec-11	0	332,229.58	332,229.58	44,500,000.00	332,229.58	0	0	0	8.959	8.959
87	25-Jan-12	0	334,582.74	334,582.74	44,500,000.00	334,582.74	20.38	0	20.38	8.7314	8.7314
88	25-Feb-12	0	333,693.56	333,693.56	44,500,000.00	333,693.56	20.18	0	20.18	8.7082	8.7082
89	25-Mar-12	0	322,660.85	322,660.85	44,500,000.00	322,660.85	0	0	0	9.001	9.001
90	25-Apr-12	0	331,925.58	331,925.58	44,500,000.00	331,925.58	19.68	0	19.68	8.6621	8.6621
91	25-May-12	0	331,046.98	331,046.98	44,500,000.00	331,046.98	19.48	0	19.48	8.9271	8.9271
92	25-Jun-12	0	330,172.07	330,172.07	44,500,000.00	330,172.07	18.9	0	18.9	8.6163	8.6163
93	25-Jul-12	0	329,300.96	329,300.96	44,500,000.00	329,300.96	17.96	0	17.96	8.88	8.88
94	25-Aug-12	0	328,433.73	328,433.73	44,500,000.00	328,433.73	17.77	0	17.77	8.5709	8.5709
95	25-Sep-12	0	327,570.46	327,570.46	44,500,000.00	327,570.46	17.59	0	17.59	8.5484	8.5484
96	25-Oct-12	0	326,711.23	326,711.23	44,500,000.00	326,711.23	17.37	0	17.37	8.8102	8.8102
97	25-Nov-12	0	325,856.13	325,856.13	44,500,000.00	325,856.13	17.18	0	17.18	8.5037	8.5037
98	25-Dec-12	0	325,005.23	325,005.23	44,500,000.00	325,005.23	16.64	0	16.64	8.7642	8.7642
99	25-Jan-13	0	324,158.61	324,158.61	44,500,000.00	324,158.61	15.74	0	15.74	8.4594	8.4594
100	25-Feb-13	0	323,316.34	323,316.34	44,500,000.00	323,316.34	15.57	0	15.57	8.4374	8.4374
101	25-Mar-13	0	317,349.28	317,349.28	44,500,000.00	317,349.28	0	0	0	9.169	9.169
102	25-Apr-13	0	321,645.14	321,645.14	44,500,000.00	321,645.14	15.23	0	15.23	8.3938	8.3938
103	25-May-13	0	320,816.35	320,816.35	44,500,000.00	320,816.35	15.07	0	15.07	8.6512	8.6512
104	25-Jun-13	0	319,992.19	319,992.19	44,500,000.00	319,992.19	14.54	0	14.54	8.3506	8.3506
105	25-Jul-13	0	319,172.73	319,172.73	44,500,000.00	319,172.73	13.66	0	13.66	8.6069	8.6069
106	25-Aug-13	0	318,358.02	318,358.02	44,500,000.00	318,358.02	13.51	0	13.51	8.308	8.308
107	25-Sep-13	0	317,548.13	317,548.13	44,500,000.00	317,548.13	13.36	0	13.36	8.2869	8.2869
108	25-Oct-13	0	316,743.11	316,743.11	44,500,000.00	316,743.11	13.21	0	13.21	8.5414	8.5414

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
109	25-Nov-13	0	315,943.03	315,943.03	44,500,000.00	315,943.03	13.06	0	13.06	8.245	8.245
110	25-Dec-13	0	315,147.93	315,147.93	44,500,000.00	315,147.93	12.54	0	12.54	8.4984	8.4984
111	25-Jan-14	0	314,364.61	314,364.61	44,500,000.00	314,364.61	11.65	0	11.65	8.2038	8.2038
112	25-Feb-14	0	313,579.05	313,579.05	44,500,000.00	313,579.05	11.52	0	11.52	8.1833	8.1833
113	25-Mar-14	0	312,798.62	312,798.62	44,500,000.00	312,798.62	11.38	0	11.38	9.0375	9.0375
114	25-Apr-14	0	312,023.37	312,023.37	44,500,000.00	312,023.37	11.25	0	11.25	8.1427	8.1427
115	25-May-14	0	311,253.34	311,253.34	44,500,000.00	311,253.34	11.12	0	11.12	8.3933	8.3933
116	25-Jun-14	0	310,488.59	310,488.59	44,500,000.00	310,488.59	10.6	0	10.6	8.1026	8.1026
117	25-Jul-14	0	309,729.14	309,729.14	44,500,000.00	309,729.14	9.73	0	9.73	8.3522	8.3522
118	25-Aug-14	0	308,975.04	308,975.04	44,500,000.00	308,975.04	9.61	0	9.61	8.0631	8.0631
119	25-Sep-14	0	308,226.32	308,226.32	44,500,000.00	308,226.32	9.5	0	9.5	8.0436	8.0436
120	25-Oct-14	0	307,483.03	307,483.03	44,500,000.00	307,483.03	9.39	0	9.39	8.2917	8.2917
121	25-Nov-14	0	306,745.18	306,745.18	44,500,000.00	306,745.18	9.28	0	9.28	8.0049	8.0049
122	25-Dec-14	0	306,012.82	306,012.82	44,500,000.00	306,012.82	9.01	0	9.01	8.252	8.252
123	25-Jan-15	0	305,285.96	305,285.96	44,500,000.00	305,285.96	8.69	0	8.69	7.9669	7.9669
124	25-Feb-15	81,019.11	304,564.64	385,583.76	44,418,980.89	304,564.64	8.59	0	8.59	7.948	7.948
125	25-Mar-15	574,830.21	303,295.68	878,125.90	43,844,150.67	303,295.68	8.47	0	8.47	8.7789	8.7789
126	25-Apr-15	566,243.17	298,671.00	864,914.17	43,277,907.50	298,671.00	8.26	0	8.26	7.9108	7.9108
127	25-May-15	557,823.64	294,128.48	851,952.12	42,720,083.86	294,128.48	8.05	0	8.05	8.1555	8.1555
128	25-Jun-15	661,967.69	289,666.37	951,634.06	42,058,116.17	289,666.37	7.82	0	7.82	7.8742	7.8742
129	25-Jul-15	540,419.73	284,470.54	824,890.27	41,517,696.44	284,470.54	7.53	0	7.53	8.1165	8.1165
130	25-Aug-15	532,487.68	280,172.59	812,660.28	40,985,208.76	280,172.59	7.34	0	7.34	7.8367	7.8367
131	25-Sep-15	524,708.71	275,950.01	800,658.72	40,460,500.06	275,950.01	7.16	0	7.16	7.8189	7.8189
132	25-Oct-15	517,079.41	271,801.21	788,880.62	39,943,420.65	271,801.21	6.98	0	6.98	8.0612	8.0612
133	25-Nov-15	509,596.48	267,724.64	777,321.12	39,433,824.17	267,724.64	6.81	0	6.81	7.7837	7.7837
134	25-Dec-15	502,256.66	263,718.78	765,975.43	38,931,567.51	263,718.78	6.58	0	6.58	8.0252	8.0252
135	25-Jan-16	495,056.83	259,782.15	754,838.98	38,436,510.68	259,782.15	6.29	0	6.29	7.749	7.749
136	25-Feb-16	487,993.89	255,913.31	743,907.20	37,948,516.79	255,913.31	6.13	0	6.13	7.732	7.732
137	25-Mar-16	481,064.82	252,110.83	733,175.65	37,467,451.97	252,110.83	5.97	0	5.97	8.2471	8.2471
138	25-Apr-16	474,266.67	248,373.35	722,640.03	36,993,185.30	248,373.35	5.82	0	5.82	7.6982	7.6982
139	25-May-16	467,596.58	244,699.50	712,296.08	36,525,588.72	244,699.50	5.68	0	5.68	7.9377	7.9377
140	25-Jun-16	461,051.68	241,087.97	702,139.66	36,064,537.04	241,087.97	5.45	0	5.45	7.6651	7.6651
141	25-Jul-16	454,629.32	237,537.47	692,166.79	35,609,907.72	237,537.47	5.17	0	5.17	7.9037	7.9037
142	25-Aug-16	448,326.76	234,046.73	682,373.49	35,161,580.96	234,046.73	5.04	0	5.04	7.6326	7.6326
143	25-Sep-16	442,141.40	230,614.52	672,755.92	34,719,439.57	230,614.52	4.91	0	4.91	7.6166	7.6166
144	25-Oct-16	436,070.67	227,239.63	663,310.30	34,283,368.90	227,239.63	4.79	0	4.79	7.854	7.854
145	25-Nov-16	430,112.07	223,920.89	654,032.96	33,853,256.83	223,920.89	4.67	0	4.67	7.5849	7.5849
146	25-Dec-16	424,263.09	220,657.14	644,920.24	33,428,993.74	220,657.14	4.38	0	4.38	7.8217	7.8217
147	25-Jan-17	418,521.50	217,447.26	635,968.76	33,010,472.24	217,447.26	4.27	0	4.27	7.5539	7.5539

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
148	25-Feb-17	412,884.88	214,290.15	627,175.03	32,597,587.36	214,290.15	4.16	0	4.16	7.5386	7.5386
149	25-Mar-17	407,350.96	211,184.73	618,535.68	32,190,236.41	211,184.73	4.06	0	4.06	8.3295	8.3295
150	25-Apr-17	401,917.51	208,129.94	610,047.45	31,788,318.90	208,129.94	3.95	0	3.95	7.5085	7.5085
151	25-May-17	396,582.37	205,124.76	601,707.13	31,391,736.53	205,124.76	3.85	0	3.85	7.7434	7.7434
152	25-Jun-17	391,343.35	202,168.18	593,511.53	31,000,393.18	202,168.18	3.61	0	3.61	7.4789	7.4789
153	25-Jul-17	386,198.49	199,259.22	585,457.72	30,614,194.69	199,259.22	3.52	0	3.52	7.7132	7.7132
154	25-Aug-17	381,145.72	196,396.92	577,542.65	30,233,048.97	196,396.92	3.43	0	3.43	7.4499	7.4499
155	25-Sep-17	376,183.05	193,580.34	569,763.40	29,856,865.91	193,580.34	3.35	0	3.35	7.4357	7.4357
156	25-Oct-17	371,308.55	190,808.56	562,117.12	29,485,557.36	190,808.56	3.26	0	3.26	7.6689	7.6689
157	25-Nov-17	366,520.33	188,080.68	554,601.02	29,119,037.02	188,080.68	3.18	0	3.18	7.4076	7.4076
158	25-Dec-17	361,816.52	185,395.82	547,212.34	28,757,220.51	185,395.82	3.03	0	3.03	7.6402	7.6402
159	25-Jan-18	357,195.38	182,753.13	539,948.49	28,400,025.14	182,753.13	2.95	0	2.95	7.38	7.38
160	25-Feb-18	352,655.08	180,151.76	532,806.84	28,047,370.06	180,151.76	2.87	0	2.87	7.3665	7.3665
161	25-Mar-18	348,193.94	177,590.89	525,784.83	27,699,176.12	177,590.89	2.8	0	2.8	8.1409	8.1409
162	25-Apr-18	343,810.27	175,069.72	518,879.99	27,355,365.85	175,069.72	2.73	0	2.73	7.3398	7.3398
163	25-May-18	339,502.42	172,587.47	512,089.89	27,015,863.43	172,587.47	2.66	0	2.66	7.5709	7.5709
164	25-Jun-18	335,268.78	170,143.37	505,412.15	26,680,594.65	170,143.37	2.58	0	2.58	7.3137	7.3137
165	25-Jul-18	331,107.80	167,736.66	498,844.46	26,349,486.85	167,736.66	2.51	0	2.51	7.5442	7.5442
166	25-Aug-18	327,017.93	165,366.61	492,384.54	26,022,468.92	165,366.61	2.44	0	2.44	7.2881	7.2881
167	25-Sep-18	322,997.68	163,032.51	486,030.19	25,699,471.23	163,032.51	2.38	0	2.38	7.2756	7.2756
168	25-Oct-18	319,045.59	160,733.65	479,779.24	25,380,425.64	160,733.65	2.32	0	2.32	7.5052	7.5052
169	25-Nov-18	315,160.22	158,469.34	473,629.56	25,065,265.43	158,469.34	2.26	0	2.26	7.2508	7.2508
170	25-Dec-18	320,449.91	156,238.92	476,688.84	24,744,815.51	156,238.92	2.24	0	2.24	7.4799	7.4799
171	25-Jan-19	307,506.02	153,960.87	461,466.89	24,437,309.49	153,960.87	2.18	0	2.18	7.2255	7.2255
172	25-Feb-19	303,813.03	151,796.99	455,610.02	24,133,496.46	151,796.99	2.12	0	2.12	7.2136	7.2136
173	25-Mar-19	300,181.36	149,663.42	449,844.79	23,833,315.10	149,663.42	2.07	0	2.07	7.9733	7.9733
174	25-Apr-19	296,609.74	147,561.25	444,170.99	23,536,705.36	147,561.25	2.01	0	2.01	7.19	7.19
175	25-May-19	293,096.92	145,489.88	438,586.80	23,243,608.44	145,489.88	1.96	0	1.96	7.4177	7.4177
176	25-Jun-19	289,641.71	143,448.72	433,090.43	22,953,966.73	143,448.72	1.98	0	1.98	7.1669	7.1669
177	25-Jul-19	280,607.38	141,437.19	422,044.57	22,673,359.35	141,437.19	1.93	0	1.93	7.3941	7.3941
178	25-Aug-19	277,252.10	139,487.21	416,739.31	22,396,107.26	139,487.21	1.88	0	1.88	7.1443	7.1443
179	25-Sep-19	274,008.82	137,565.74	411,574.56	22,122,098.44	137,565.74	1.11	0	1.11	7.1331	7.1331
180	25-Oct-19	265,657.52	135,671.37	401,328.89	21,856,440.92	135,671.37	1.08	0	1.08	7.3594	7.3594
181	25-Nov-19	262,557.38	133,835.02	396,392.40	21,593,883.54	133,835.02	1.05	0	1.05	7.111	7.111
182	25-Dec-19	259,507.44	132,025.08	391,532.51	21,334,376.11	132,025.08	1.02	0	1.02	7.3368	7.3368
183	25-Jan-20	256,506.66	130,241.02	386,747.69	21,077,869.44	130,241.02	1	0	1	7.0894	7.0894
184	25-Feb-20	253,554.06	128,482.38	382,036.43	20,824,315.38	128,482.38	0.97	0	0.97	7.0788	7.0788
185	25-Mar-20	250,648.63	126,748.66	377,397.29	20,573,666.75	126,748.66	0.74	0	0.74	7.5557	7.5557
186	25-Apr-20	247,789.42	125,039.40	372,828.82	20,325,877.33	125,039.40	0.72	0	0.72	7.0579	7.0579

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
187	25-May-20	244,975.49	123,354.15	368,329.63	20,080,901.84	123,354.15	0.7	0	0.7	7.2826	7.2826
188	25-Jun-20	242,205.90	121,692.45	363,898.34	19,838,695.95	121,692.45	0.65	0	0.65	7.0375	7.0375
189	25-Jul-20	239,479.78	120,053.87	359,533.65	19,599,216.17	120,053.87	0.63	0	0.63	7.2618	7.2618
190	25-Aug-20	236,796.24	118,437.98	355,234.22	19,362,419.92	118,437.98	0.62	0	0.62	7.0177	7.0177
191	25-Sep-20	234,154.43	116,844.36	350,998.79	19,128,265.49	116,844.36	0.42	0	0.42	7.0079	7.0079
192	25-Oct-20	231,553.50	115,272.60	346,826.10	18,896,711.99	115,272.60	0.41	0	0.41	7.2316	7.2316
193	25-Nov-20	228,992.63	113,722.31	342,714.94	18,667,719.36	113,722.31	0.4	0	0.4	6.9888	6.9888
194	25-Dec-20	226,471.02	112,193.08	338,664.10	18,441,248.34	112,193.08	0.37	0	0.37	7.212	7.212
195	25-Jan-21	223,987.89	110,684.53	334,672.42	18,217,260.45	110,684.53	0.36	0	0.36	6.9701	6.9701
196	25-Feb-21	221,542.47	109,196.29	330,738.77	17,995,717.98	109,196.29	0.35	0	0.35	6.9609	6.9609
197	25-Mar-21	219,134.02	107,728.00	326,862.01	17,776,583.96	107,728.00	0.19	0	0.19	7.6967	7.6967
198	25-Apr-21	216,761.79	106,279.28	323,041.07	17,559,822.17	106,279.28	0.19	0	0.19	6.9429	6.9429
199	25-May-21	214,425.08	104,849.79	319,274.87	17,345,397.09	104,849.79	0.18	0	0.18	7.1652	7.1652
200	25-Jun-21	212,123.18	103,439.19	315,562.37	17,133,273.91	103,439.19	0.17	0	0.17	6.9253	6.9253
201	25-Jul-21	209,855.41	102,047.13	311,902.54	16,923,418.50	102,047.13	0.17	0	0.17	7.1473	7.1473
202	25-Aug-21	207,621.11	100,673.29	308,294.40	16,715,797.39	100,673.29	0.16	0	0.16	6.9082	6.9082
203	25-Sep-21	205,419.61	99,317.34	304,736.95	16,510,377.77	99,317.34	0.16	0	0.16	6.8998	6.8998
204	25-Oct-21	203,250.29	97,978.97	301,229.25	16,307,127.49	97,978.97	0.15	0	0.15	7.1213	7.1213
205	25-Nov-21	201,112.50	96,657.86	297,770.36	16,106,014.99	96,657.86	0.15	0	0.15	6.8834	6.8834
206	25-Dec-21	199,005.65	95,353.73	294,359.37	15,907,009.34	95,353.73	0.14	0	0.14	7.1045	7.1045
207	25-Jan-22	196,929.13	94,066.26	290,995.39	15,710,080.21	94,066.26	0.14	0	0.14	6.8673	6.8673
208	25-Feb-22	194,882.36	92,795.17	287,677.53	15,515,197.85	92,795.17	0.14	0	0.14	6.8594	6.8594
209	25-Mar-22	192,864.77	91,540.17	284,404.94	15,322,333.08	91,540.17	0.13	0	0.13	7.5858	7.5858
210	25-Apr-22	190,875.80	90,300.99	281,176.79	15,131,457.29	90,300.99	0.13	0	0.13	6.844	6.844
211	25-May-22	188,914.90	89,077.36	277,992.26	14,942,542.39	89,077.36	0.12	0	0.12	7.0643	7.0643
212	25-Jun-22	186,981.54	87,869.00	274,850.55	14,755,560.85	87,869.00	0.13	0	0.13	6.8289	6.8289
213	25-Jul-22	185,075.20	86,675.66	271,750.86	14,570,485.65	86,675.66	0.12	0	0.12	7.0489	7.0489
214	25-Aug-22	183,195.36	85,497.08	268,692.45	14,387,290.29	85,497.08	0.12	0	0.12	6.8143	6.8143
215	25-Sep-22	181,341.53	84,333.02	265,674.55	14,205,948.76	84,333.02	0.12	0	0.12	6.8071	6.8071
216	25-Oct-22	179,513.21	83,183.22	262,696.43	14,026,435.55	83,183.22	0.11	0	0.11	7.0266	7.0266
217	25-Nov-22	177,709.93	82,047.45	259,757.38	13,848,725.62	82,047.45	0.11	0	0.11	6.793	6.793
218	25-Dec-22	175,931.23	80,925.46	256,856.70	13,672,794.39	80,925.46	0.12	0	0.12	7.0122	7.0122
219	25-Jan-23	174,176.64	79,817.05	253,993.68	13,498,617.75	79,817.05	0.11	0	0.11	6.7792	6.7792
220	25-Feb-23	172,445.71	78,721.96	251,167.67	13,326,172.05	78,721.96	0.11	0	0.11	6.7725	6.7725
221	25-Mar-23	170,738.01	77,640.00	248,378.00	13,155,434.04	77,640.00	0.11	0	0.11	7.4907	7.4907
222	25-Apr-23	169,053.10	76,570.93	245,624.04	12,986,380.94	76,570.93	0.1	0	0.1	6.7593	6.7593
223	25-May-23	167,390.59	75,514.56	242,905.14	12,818,990.35	75,514.56	0.1	0	0.1	6.9779	6.9779
224	25-Jun-23	165,750.05	74,470.66	240,220.71	12,653,240.30	74,470.66	0.11	0	0.11	6.7464	6.7464
225	25-Jul-23	164,131.07	73,439.05	237,570.12	12,489,109.23	73,439.05	0.11	0	0.11	6.9648	6.9648

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
226	25-Aug-23	162,533.27	72,419.51	234,952.79	12,326,575.96	72,419.51	0.1	0	0.1	6.7339	6.7339
227	25-Sep-23	160,956.27	71,411.86	232,368.14	12,165,619.69	71,411.86	0.1	0	0.1	6.7277	6.7277
228	25-Oct-23	159,399.69	70,415.91	229,815.60	12,006,219.99	70,415.91	0.1	0	0.1	6.9457	6.9457
229	25-Nov-23	157,863.16	69,431.46	227,294.63	11,848,356.83	69,431.46	0.09	0	0.09	6.7157	6.7157
230	25-Dec-23	156,346.34	68,458.34	224,804.68	11,692,010.49	68,458.34	0.11	0	0.11	6.9335	6.9335
231	25-Jan-24	154,848.85	67,496.37	222,345.21	11,537,161.64	67,496.37	0.12	0	0.12	6.704	6.704
232	25-Feb-24	153,370.36	66,545.36	219,915.71	11,383,791.28	66,545.36	0.12	0	0.12	6.6982	6.6982
233	25-Mar-24	151,910.52	65,605.15	217,515.68	11,231,880.76	65,605.15	0.12	0	0.12	7.1541	7.1541
234	25-Apr-24	150,469.03	64,675.57	215,144.60	11,081,411.73	64,675.57	0.11	0	0.11	6.687	6.687
235	25-May-24	149,045.54	63,756.45	212,801.99	10,932,366.19	63,756.45	0.11	0	0.11	6.9042	6.9042
236	25-Jun-24	147,639.76	62,847.64	210,487.40	10,784,726.44	62,847.64	0.12	0	0.12	6.676	6.676
237	25-Jul-24	146,251.35	61,948.97	208,200.32	10,638,475.09	61,948.97	0.15	0	0.15	6.893	6.893
238	25-Aug-24	144,880.03	61,060.29	205,940.31	10,493,595.06	61,060.29	0.14	0	0.14	6.6653	6.6653
239	25-Sep-24	142,167.54	60,181.44	202,348.97	10,351,427.52	60,181.44	0.14	0	0.14	6.6601	6.6601
240	25-Oct-24	139,018.02	59,320.19	198,338.21	10,212,409.51	59,320.19	0.13	0	0.13	6.8768	6.8768
241	25-Nov-24	137,719.06	58,478.70	196,197.76	10,074,690.45	58,478.70	0.13	0	0.13	6.6498	6.6498
242	25-Dec-24	136,435.89	57,646.49	194,082.37	9,938,254.56	57,646.49	0.13	0	0.13	6.8663	6.8663
243	25-Jan-25	135,168.22	56,823.40	191,991.61	9,803,086.34	56,823.40	0.14	0	0.14	6.6398	6.6398
244	25-Feb-25	133,915.79	56,009.30	189,925.09	9,669,170.55	56,009.30	0.13	0	0.13	6.635	6.635
245	25-Mar-25	132,678.35	55,204.07	187,882.41	9,536,492.21	55,204.07	0.13	0	0.13	7.3405	7.3405
246	25-Apr-25	131,455.63	54,407.56	185,863.19	9,405,036.57	54,407.56	0.12	0	0.12	6.6254	6.6254
247	25-May-25	130,247.40	53,619.65	183,867.05	9,274,789.17	53,619.65	0.12	0	0.12	6.8414	6.8414
248	25-Jun-25	129,053.41	52,840.21	181,893.62	9,145,735.76	52,840.21	0.11	0	0.11	6.6161	6.6161
249	25-Jul-25	127,873.42	52,069.11	179,942.54	9,017,862.33	52,069.11	0.11	0	0.11	6.8319	6.8319
250	25-Aug-25	126,707.20	51,306.24	178,013.44	8,891,155.13	51,306.24	0.11	0	0.11	6.607	6.607
251	25-Sep-25	125,554.52	50,551.48	176,106.00	8,765,600.61	50,551.48	0.1	0	0.1	6.6026	6.6026
252	25-Oct-25	124,415.15	49,804.70	174,219.85	8,641,185.46	49,804.70	0.1	0	0.1	6.8182	6.8182
253	25-Nov-25	123,288.89	49,065.79	172,354.68	8,517,896.57	49,065.79	0.09	0	0.09	6.594	6.594
254	25-Dec-25	122,175.51	48,334.65	170,510.15	8,395,721.06	48,334.65	0.09	0	0.09	6.8094	6.8094
255	25-Jan-26	121,074.80	47,611.15	168,685.95	8,274,646.27	47,611.15	0.09	0	0.09	6.5855	6.5855
256	25-Feb-26	119,986.55	46,895.20	166,881.75	8,154,659.71	46,895.20	0.09	0	0.09	6.5814	6.5814
257	25-Mar-26	118,910.58	46,186.68	165,097.26	8,035,749.13	46,186.68	0.08	0	0.08	7.2821	7.2821
258	25-Apr-26	117,846.68	45,485.48	163,332.16	7,917,902.46	45,485.48	0.08	0	0.08	6.5734	6.5734
259	25-May-26	116,794.65	44,791.52	161,586.17	7,801,107.81	44,791.52	0.07	0	0.07	6.7884	6.7884
260	25-Jun-26	115,754.31	44,104.69	159,859.00	7,685,353.49	44,104.69	0.07	0	0.07	6.5655	6.5655
261	25-Jul-26	114,725.48	43,424.88	158,150.35	7,570,628.02	43,424.88	0.07	0	0.07	6.7804	6.7804
262	25-Aug-26	113,707.96	42,752.00	156,459.96	7,456,920.06	42,752.00	0.07	0	0.07	6.5579	6.5579
263	25-Sep-26	112,701.59	42,085.96	154,787.55	7,344,218.47	42,085.96	0.06	0	0.06	6.5542	6.5542
264	25-Oct-26	111,706.19	41,426.67	153,132.85	7,232,512.28	41,426.67	0.06	0	0.06	6.7689	6.7689

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
265	25-Nov-26	110,721.58	40,774.02	151,495.61	7,121,790.70	40,774.02	0.06	0	0.06	6.5469	6.5469
266	25-Dec-26	109,747.61	40,127.94	149,875.55	7,012,043.09	40,127.94	0.05	0	0.05	6.7614	6.7614
267	25-Jan-27	108,784.11	39,488.33	148,272.44	6,903,258.98	39,488.33	0.05	0	0.05	6.5398	6.5398
268	25-Feb-27	107,830.91	38,855.12	146,686.02	6,795,428.07	38,855.12	0.05	0	0.05	6.5363	6.5363
269	25-Mar-27	106,887.86	38,228.20	145,116.06	6,688,540.21	38,228.20	0.05	0	0.05	7.2329	7.2329
270	25-Apr-27	105,954.81	37,607.50	143,562.31	6,582,585.41	37,607.50	0.04	0	0.04	6.5296	6.5296
271	25-May-27	105,031.60	36,992.95	142,024.54	6,477,553.81	36,992.95	0.04	0	0.04	6.7438	6.7438
272	25-Jun-27	104,118.08	36,384.45	140,502.53	6,373,435.73	36,384.45	0.04	0	0.04	6.523	6.523
273	25-Jul-27	103,214.12	35,781.92	138,996.05	6,270,221.60	35,781.92	0.04	0	0.04	6.7371	6.7371
274	25-Aug-27	102,319.57	35,185.30	137,504.87	6,167,902.04	35,185.30	0.03	0	0.03	6.5166	6.5166
275	25-Sep-27	101,434.28	34,594.51	136,028.79	6,066,467.75	34,594.51	0.03	0	0.03	6.5134	6.5134
276	25-Oct-27	100,558.13	34,009.46	134,567.59	5,965,909.62	34,009.46	0.03	0	0.03	6.7274	6.7274
277	25-Nov-27	99,690.98	33,430.10	133,121.07	5,866,218.64	33,430.10	0.03	0	0.03	6.5073	6.5073
278	25-Dec-27	98,832.69	32,856.33	131,689.02	5,767,385.96	32,856.33	0.02	0	0.02	6.7211	6.7211
279	25-Jan-28	97,983.14	32,288.11	130,271.25	5,669,402.82	32,288.11	0.02	0	0.02	6.5014	6.5014
280	25-Feb-28	97,142.20	31,725.34	128,867.54	5,572,260.62	31,725.34	0.02	0	0.02	6.4985	6.4985
281	25-Mar-28	96,309.75	31,167.98	127,477.73	5,475,950.87	31,167.98	0.02	0	0.02	6.9436	6.9436
282	25-Apr-28	95,485.66	30,615.94	126,101.60	5,380,465.21	30,615.94	0.02	0	0.02	6.4928	6.4928
283	25-May-28	94,669.82	30,069.17	124,738.99	5,285,795.38	30,069.17	0.01	0	0.01	6.7063	6.7063
284	25-Jun-28	93,862.11	29,527.59	123,389.71	5,191,933.27	29,527.59	0.01	0	0.01	6.4872	6.4872
285	25-Jul-28	93,062.42	28,991.15	122,053.57	5,098,870.85	28,991.15	0.01	0	0.01	6.7007	6.7007
286	25-Aug-28	92,270.63	28,459.79	120,730.41	5,006,600.23	28,459.79	0.01	0	0.01	6.4818	6.4818
287	25-Sep-28	91,486.63	27,933.43	119,420.06	4,915,113.60	27,933.43	0.01	0	0.01	6.4792	6.4792
288	25-Oct-28	90,710.31	27,412.03	118,122.33	4,824,403.29	27,412.03	0	0	0	6.6925	6.6925
289	25-Nov-28	89,941.57	26,895.51	116,837.08	4,734,461.72	26,895.51	0	0	0	6.4741	6.4741
290	25-Dec-28	89,178.52	26,383.83	115,562.35	4,645,283.20	26,383.83	0	0	0	6.6873	6.6873
291	25-Jan-29	88,424.69	25,876.94	114,301.63	4,556,858.51	25,876.94	0	0	0	6.4691	6.4691
292	25-Feb-29	87,678.13	25,374.78	113,052.91	4,469,180.38	25,374.78	0	0	0	6.4666	6.4666
293	25-Mar-29	86,938.74	24,877.29	111,816.02	4,382,241.65	24,877.29	0	0	0	7.1568	7.1568
294	25-Apr-29	109,138.11	24,384.40	133,522.51	4,273,103.54	24,384.40	0	0	0	6.4618	6.4618
295	25-May-29	135,684.25	23,768.51	159,452.76	4,137,419.29	23,768.51	0	0	0	6.6748	6.6748
296	25-Jun-29	134,543.85	23,005.57	157,549.43	4,002,875.43	23,005.57	0	0	0	6.4572	6.4572
297	25-Jul-29	133,414.24	22,249.63	155,663.87	3,869,461.19	22,249.63	0	0	0	6.6701	6.6701
298	25-Aug-29	132,295.27	21,500.59	153,795.86	3,737,165.93	21,500.59	0	0	0	6.4527	6.4527
299	25-Sep-29	131,186.80	20,758.39	151,945.19	3,605,979.13	20,758.39	0	0	0	6.4505	6.4505
300	25-Oct-29	130,088.70	20,022.95	150,111.64	3,475,890.44	20,022.95	0	0	0	6.6632	6.6632
301	25-Nov-29	129,000.82	19,294.18	148,295.00	3,346,889.61	19,294.18	0	0	0	6.4462	6.4462
302	25-Dec-29	127,923.05	18,572.02	146,495.07	3,218,966.56	18,572.02	0	0	0	6.6588	6.6588
303	25-Jan-30	126,855.25	17,856.39	144,711.64	3,092,111.31	17,856.39	0	0	0	6.442	6.442

Period	Date	Principal	Interest	Cash Flow	Balance	Accrued Interest	Couponcap Shortfall	Couponcap Accum Shortfall	Couponcap Shortfall Payback	Coupon	Effective Coupon
Total		44,500,000.00	56,842,760.74	101,342,760.74		56,842,760.74	28,506.94		28,506.94		
304	25-Feb-30	125,797.29	17,147.21	142,944.50	2,966,314.02	17,147.21	0	0	0	6.4399	6.4399
305	25-Mar-30	124,749.05	16,444.43	141,193.48	2,841,564.97	16,444.43	0	0	0	7.1276	7.1276
306	25-Apr-30	123,710.40	15,747.96	139,458.36	2,717,854.57	15,747.96	0	0	0	6.4359	6.4359
307	25-May-30	122,681.22	15,057.74	137,738.97	2,595,173.35	15,057.74	0	0	0	6.6484	6.6484
308	25-Jun-30	121,661.40	14,373.75	136,035.15	2,473,511.95	14,373.75	0	0	0	6.432	6.432
309	25-Jul-30	120,650.82	13,695.88	134,346.69	2,352,861.13	13,695.88	0	0	0	6.6444	6.6444
310	25-Aug-30	119,291.49	13,024.05	132,315.54	2,233,569.64	13,024.05	0	0	0	6.4282	6.4282
311	25-Sep-30	118,301.92	12,360.16	130,662.08	2,115,267.72	12,360.16	0	0	0	6.4264	6.4264
312	25-Oct-30	117,321.23	11,702.17	129,023.40	1,997,946.49	11,702.17	0	0	0	6.6387	6.6387
313	25-Nov-30	116,349.32	11,050.02	127,399.33	1,881,597.18	11,050.02	0	0	0	6.4227	6.4227
314	25-Dec-30	115,386.06	10,403.65	125,789.71	1,766,211.11	10,403.65	0	0	0	6.635	6.635
315	25-Jan-31	114,431.37	9,762.99	124,194.36	1,651,779.74	9,762.99	0	0	0	6.4192	6.4192
316	25-Feb-31	113,485.14	9,128.00	122,613.13	1,538,294.61	9,128.00	0	0	0	6.4175	6.4175
317	25-Mar-31	112,547.26	8,498.60	121,045.86	1,425,747.35	8,498.60	0	0	0	7.1032	7.1032
318	25-Apr-31	111,617.63	7,874.75	119,492.38	1,314,129.72	7,874.75	0	0	0	6.4141	6.4141
319	25-May-31	110,696.17	7,256.38	117,952.54	1,203,433.55	7,256.38	0	0	0	6.6262	6.6262
320	25-Jun-31	109,782.77	6,643.43	116,426.20	1,093,650.79	6,643.43	0	0	0	6.4108	6.4108
321	25-Jul-31	108,877.33	6,035.87	114,913.20	984,773.45	6,035.87	0	0	0	6.6228	6.6228
322	25-Aug-31	107,979.77	5,433.62	113,413.39	876,793.68	5,433.62	0	0	0	6.4076	6.4076
323	25-Sep-31	107,089.99	4,836.63	111,926.63	769,703.69	4,836.63	0	0	0	6.406	6.406
324	25-Oct-31	106,207.91	4,244.86	110,452.77	663,495.78	4,244.86	0	0	0	6.6179	6.6179
325	25-Nov-31	105,333.43	3,658.25	108,991.68	558,162.35	3,658.25	0	0	0	6.4029	6.4029
326	25-Dec-31	104,466.47	3,076.75	107,543.23	453,695.88	3,076.75	0	0	0	6.6148	6.6148
327	25-Jan-32	103,606.95	2,500.32	106,107.26	350,088.93	2,500.32	0	0	0	6.3999	6.3999
328	25-Feb-32	102,754.77	1,928.89	104,683.66	247,334.16	1,928.89	0	0	0	6.3984	6.3984
329	25-Mar-32	101,909.85	1,362.43	103,272.28	145,424.31	1,362.43	0	0	0	6.8381	6.8381
330	25-Apr-32	101,072.12	800.88	101,873.00	44,352.19	800.88	0	0	0	6.3954	6.3954
331	25-May-32	44,352.19	244.2	44,596.39	0	244.2	0	0	0	6.6071	6.6071

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-4 - Axa BE

Settle	10/5/2004
First Payment	11/25/2004

M6		
LIBOR	Forward + 200	Forward + 200
Prepay	80 PPC	100 PPC
Default	8.822 CDR	9.357 CDR
Loss Severity	40%	40%
Servicer Advances	100%	100%
Liquidation Lag	12	12
Optional Redemption	Call (N)	Call (N)
Triggers	Fail	Fail
WAL	15.37	12.96
Principal Writedown	8,976.31 (0.07%)	5,902.43 (0.05%)
Total Collat Loss (Collat Maturity)	115,436,288.48 (11.54%)	104,254,024.07 (10.43%)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-4 - Atlantic Matrix

Balance	$14,500,000.00
First Payment	11/25/2004
Settle	10/5/2004
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Delinq	100%
Optional Redemption	Call (N)

Forward Libor + 200 over 24

	3 CDR	4 CDR	5 CDR	6 CDR	7 CDR	8 CDR	9 CDR	
14 CPR								
Yield	7.5845	7.5361	7.4884	7.7113	7.8731	8.0798	-0.7316	Yield
WAL	12.86	12.29	11.75	13.73	15.63	20.05	11.90	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	500,000.00 (100.00%)	Principal Writedown
at Loss (Collat Maturity)	9,019,038.39 (7.90%)	100,677,786.30 (10.07%)	120,461,726.31 (12.05%)	138,591,349.06 (13.86%)	155,256,371.34 (15.53%)	,620,485.63 (17.06%)	,825,333.61 (18.48%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	2,535,172.50 (7.25%)	92,283,552.60 (9.23%)	110,181,418.72 (11.02%)	132,701,860.15 (13.27%)	152,420,631.26 (15.24%)	,601,397.04 (17.06%)	,795,141.82 (18.28%)	al Collat Loss (Tranche Life)
16 CPR								
Yield	7.4680	7.4211	7.3852	7.6036	7.7635	7.9583	4.1896	Yield
WAL	11.52	11.05	10.69	12.38	13.85	16.54	15.40	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,671,706.38 (73.60%)	Principal Writedown
at Loss (Collat Maturity)	0,805,170.22 (7.08%)	90,625,091.07 (9.06%)	108,900,249.53 (10.89%)	125,797,336.90 (12.58%)	141,461,333.32 (14.15%)	,018,681.83 (15.60%)	,579,965.24 (16.96%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	4,556,158.91 (6.46%)	82,500,004.82 (8.25%)	99,324,559.31 (9.93%)	119,949,318.93 (11.99%)	138,101,138.75 (13.81%)	,311,423.90 (15.53%)	,579,965.24 (16.96%)	al Collat Loss (Tranche Life)
18 CPR								
Yield	7.3487	7.3052	7.2983	7.4987	7.6458	7.8278	6.2981	Yield
WAL	10.40	10.02	9.90	11.23	12.40	14.27	16.48	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,027,436.41 (41.57%)	Principal Writedown
at Loss (Collat Maturity)	3,936,633.15 (6.39%)	82,160,536.79 (8.22%)	99,100,276.54 (9.91%)	114,883,089.99 (11.49%)	129,620,775.45 (12.96%)	,411,824.04 (14.34%)	,343,232.58 (15.63%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	7,987,377.89 (5.80%)	74,585,391.22 (7.46%)	90,408,292.51 (9.04%)	109,063,902.30 (10.91%)	125,986,143.31 (12.60%)	,033,176.32 (14.20%)	,343,232.58 (15.63%)	al Collat Loss (Tranche Life)
20 CPR								
Yield	7.2310	7.1914	7.2093	7.3942	7.5329	7.6976	7.5506	Yield
WAL	9.45	9.14	9.18	10.26	11.20	12.59	16.04	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,891,875.53 (13.05%)	Principal Writedown
at Loss (Collat Maturity)	8,124,969.93 (5.81%)	74,953,017.48 (7.50%)	90,704,869.78 (9.07%)	105,478,551.26 (10.55%)	119,361,018.19 (11.94%)	,429,598.95 (13.24%)	,753,228.75 (14.48%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	2,581,585.88 (5.26%)	67,762,985.29 (6.78%)	82,731,300.92 (8.27%)	99,848,048.20 (9.98%)	115,413,638.28 (11.54%)	,502,012.66 (13.05%)	,753,228.75 (14.48%)	al Collat Loss (Tranche Life)
22 CPR								
Yield	7.1182	7.0801	7.1226	7.2902	7.4201	7.5687	7.8161	Yield
WAL	8.64	8.38	8.54	9.41	10.19	11.25	13.60	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
at Loss (Collat Maturity)	3,153,674.98 (5.32%)	68,752,207.25 (6.88%)	83,442,215.59 (8.34%)	97,299,883.01 (9.73%)	110,393,393.76 (11.04%)	,783,912.11 (12.28%)	,526,428.35 (13.45%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	7,909,083.64 (4.79%)	61,824,596.67 (6.18%)	76,271,061.50 (7.63%)	91,769,976.79 (9.18%)	106,345,092.47 (10.63%)	,416,201.72 (12.04%)	,217,253.51 (13.42%)	al Collat Loss (Tranche Life)
24 CPR								
Yield	7.0115	6.9773	7.0366	7.1858	7.3077	7.4462	7.6480	Yield
WAL	7.95	7.73	7.96	8.68	9.33	10.17	11.70	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
at Loss (Collat Maturity)	8,858,486.95 (4.89%)	63,366,818.01 (6.34%)	77,103,122.92 (7.71%)	90,127,096.97 (9.01%)	102,492,609.17 (10.25%)	,248,371.45 (11.42%)	,438,521.88 (12.54%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	3,838,337.96 (4.38%)	56,801,050.15 (5.68%)	70,286,224.77 (7.03%)	84,793,410.29 (8.48%)	98,398,191.72 (9.84%)	,504,556.75 (11.15%)	,530,887.00 (12.45%)	al Collat Loss (Tranche Life)
26 CPR								
Yield	6.9069	6.8729	6.9491	7.0879	7.2035	7.3300	7.5010	Yield
WAL	7.34	7.15	7.43	8.03	8.58	9.26	10.36	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	Principal Writedown
at Loss (Collat Maturity)	5,113,402.75 (4.51%)	58,649,082.31 (5.86%)	71,524,871.95 (7.15%)	83,787,903.36 (8.38%)	95,481,031.91 (9.55%)	,643,297.20 (10.66%)	,310,327.65 (11.73%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	0,273,151.11 (4.03%)	52,410,585.97 (5.24%)	65,232,765.57 (6.52%)	78,626,389.89 (7.86%)	91,301,399.73 (9.13%)	,693,823.00 (10.37%)	,897,808.53 (11.59%)	al Collat Loss (Tranche Life)

Option One Mortgage Loan Trust 2004-4 - Atlantic Matrix

Balance	$12,000,000.00
First Payment	11/25/2004
Settle	10/5/2004
Loss Severity	50%
Servicer Advances	100%
Liquidation Lag	12
Delinq	100%
Optional Redemption	Call (N)

Forward Libor + 200 over 24

	3 CDR	4 CDR	5 CDR	6 CDR	7 CDR	8 CDR	9 CDR	
14 CPR								
Yield	7.9181	7.8726	7.8260	8.1008	8.3172	2.5289	-12.7407	Yield
WAL	13.67	13.06	12.49	15.29	18.98	14.26	7.42	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,731,204.01 (97.76%)	000,000.00 (100.00%)	Principal Writedown
at Loss (Collat Maturity)	9,019,038.39 (7.90%)	100,677,786.30 (10.07%)	120,461,726.31 (12.05%)	138,591,349.06 (13.86%)	155,256,371.34 (15.53%)	,620,485.63 (17.06%)	,825,333.61 (18.48%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	3,540,099.16 (7.35%)	93,618,365.93 (9.36%)	111,860,533.31 (11.19%)	134,865,136.10 (13.49%)	154,610,971.08 (15.46%)	,620,485.63 (17.06%)	,751,444.70 (16.08%)	al Collat Loss (Tranche Life)
16 CPR								
Yield	7.8077	7.7634	7.7279	8.0085	8.2233	5.6633	-10.7687	Yield
WAL	12.26	11.76	11.35	13.76	16.48	17.20	7.84	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,759,787.16 (64.66%)	000,000.00 (100.00%)	Principal Writedown
at Loss (Collat Maturity)	0,805,170.22 (7.08%)	90,625,091.07 (9.06%)	108,900,249.53 (10.89%)	125,797,336.90 (12.58%)	141,461,333.32 (14.15%)	,018,681.83 (15.60%)	,579,965.24 (16.96%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	5,581,569.41 (6.56%)	83,871,896.33 (8.39%)	100,647,382.23 (10.06%)	121,923,635.02 (12.19%)	140,295,301.14 (14.03%)	,018,681.83 (15.60%)	,741,667.83 (15.47%)	al Collat Loss (Tranche Life)
18 CPR								
Yield	7.6968	7.6572	7.6544	7.9075	8.1166	7.1581	-8.4279	Yield
WAL	11.07	10.66	10.54	12.46	14.53	17.82	8.40	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,198,333.50 (34.99%)	000,000.00 (100.00%)	Principal Writedown
at Loss (Collat Maturity)	3,936,633.15 (6.39%)	82,160,536.79 (8.22%)	99,100,276.54 (9.91%)	114,883,089.99 (11.49%)	129,620,775.45 (12.96%)	,411,824.04 (14.34%)	,343,232.58 (15.63%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	8,923,060.95 (5.89%)	75,671,792.12 (7.57%)	91,864,414.75 (9.19%)	110,937,569.17 (11.09%)	128,035,921.90 (12.80%)	,411,824.04 (14.34%)	,413,377.91 (14.84%)	al Collat Loss (Tranche Life)
20 CPR								
Yield	7.5873	7.5475	7.5736	7.8107	8.0031	8.0842	-5.3917	Yield
WAL	10.06	9.73	9.81	11.35	12.97	17.05	9.28	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	1,029,870.87 (8.58%)	000,000.00 (100.00%)	Principal Writedown
at Loss (Collat Maturity)	8,124,969.93 (5.81%)	74,953,017.48 (7.50%)	90,704,869.78 (9.07%)	105,478,551.26 (10.55%)	119,361,018.19 (11.94%)	,429,598.95 (13.24%)	,753,228.75 (14.48%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	3,409,015.55 (5.34%)	68,868,710.95 (6.89%)	84,161,648.05 (8.42%)	101,562,213.59 (10.16%)	117,418,779.77 (11.74%)	,429,598.95 (13.24%)	,302,465.35 (14.23%)	al Collat Loss (Tranche Life)
22 CPR								
Yield	7.4775	7.4395	7.4940	7.7142	7.8910	8.1543	1.3419	Yield
WAL	9.21	8.93	9.14	10.40	11.69	14.35	11.73	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,280,486.06 (85.67%)	Principal Writedown
at Loss (Collat Maturity)	3,153,674.98 (5.32%)	68,752,207.25 (6.88%)	83,442,215.59 (8.34%)	97,299,883.01 (9.73%)	110,393,393.76 (11.04%)	,783,912.11 (12.28%)	,526,428.35 (13.45%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	8,637,702.66 (4.86%)	62,966,309.90 (6.30%)	77,490,704.23 (7.75%)	93,444,637.00 (9.34%)	108,188,465.47 (10.82%)	,505,882.37 (12.25%)	,526,428.35 (13.45%)	al Collat Loss (Tranche Life)
24 CPR								
Yield	7.3736	7.3414	7.4139	7.6103	7.7809	8.0084	4.5322	Yield
WAL	8.46	8.23	8.53	9.57	10.62	12.46	13.03	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,935,887.53 (57.80%)	Principal Writedown
at Loss (Collat Maturity)	8,858,486.95 (4.89%)	63,366,818.01 (6.34%)	77,103,122.92 (7.71%)	90,127,096.97 (9.01%)	102,492,609.17 (10.25%)	,248,371.45 (11.42%)	,438,521.88 (12.54%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	4,586,445.67 (4.46%)	57,806,871.82 (5.78%)	71,524,250.45 (7.15%)	86,279,659.63 (8.63%)	100,140,838.63 (10.01%)	,539,207.49 (11.35%)	,438,521.88 (12.54%)	al Collat Loss (Tranche Life)
26 CPR								
Yield	7.2732	7.2392	7.3327	7.5139	7.6735	7.8776	6.3966	Yield
WAL	7.81	7.61	7.98	8.84	9.71	11.09	13.26	WAL
Principal Writedown	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	0.00 (0.00%)	,879,134.63 (32.33%)	Principal Writedown
at Loss (Collat Maturity)	5,113,402.75 (4.51%)	58,649,082.31 (5.86%)	71,524,871.95 (7.15%)	83,787,903.36 (8.38%)	95,481,031.91 (9.55%)	,643,297.20 (10.66%)	,310,327.65 (11.73%)	Collat Loss (Collat Maturity)
ollat Loss (Tranche Life)	1,045,253.73 (4.10%)	53,432,206.60 (5.34%)	66,292,303.38 (6.63%)	80,030,906.48 (8.00%)	92,925,710.38 (9.29%)	,580,174.09 (10.58%)	,310,327.65 (11.73%)	al Collat Loss (Tranche Life)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-4 - Alliance BE

Settle	10/5/2004
First Payment	11/25/2004

Prepay	100 PricingSpeed
Loss Severity	55%
Servicer Advances	100%
Liquidation Lag	12
Trigger	Fail
Optional Redemption	Call (N)

M2	
	11.381 CDR
WAL	9.69
Principal Writedown	1,157.85 (0.00%)
Total Collat Loss (Collat Maturity)	2,807,414.95 (16.28%)

M9	
	4.758 CDR
WAL	14.14
Principal Writedown	12,991.94 (0.13%)
Total Collat Loss (Collat Maturity)	77,645,458.03 (7.76%)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M2

Balance	$28,000,000.00
First Payment	11/25/2004
Settle	10/5/2004

Price	*static 40 rec*	*static 50 rec*	*static 60 rec*	*fwd 40 rec*	*fwd 50 rec*	*fwd 60 rec*	*fwd + 200 40 rec*	*fwd + 200 50 rec*	*fwd + 200 60 rec*
Principal Writedown	3,333.45 (0.01%)	3,358.08 (0.01%)	8,958.18 (0.03%)	4,780.71 (0.02%)	3,351.45 (0.01%)	12,592.14 (0.04%)	6,701.34 (0.02%)	1,860.70 (0.01%)	7,031.92 (0.03%)
Total Collat Loss (Collat Maturity)	193,116,942.91 (19.31%)	200,217,665.06 (20.02%)	205,163,834.49 (20.52%)	177,713,116.59 (17.77%)	182,378,032.24 (18.24%)	185,511,665.12 (18.55%)	158,855,430.82 (15.89%)	161,748,810.45 (16.17%)	163,673,570.45 (16.37%)
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	22.437 CDR	17.085 CDR	13.764 CDR	19.773 CDR	14.9765 CDR	12.045 CDR	16.82 CDR	12.757 CDR	10.271 CDR
Loss Severity	40%	50%	60%	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2003-4 - Price/Yield - M2

Balance	$28,000,000.00
First Payment	11/25/2004
Settle	10/5/2004

Price	*static 40 rec*	*static 50 rec*	*static 60 rec*	*fwd 40 rec*	*fwd 50 rec*	*fwd 60 rec*	*fwd + 200 40 rec*	*fwd + 200 50 rec*	*fwd + 200 60 rec*
Principal Writedown	2,958.64 (0.01%)	5,355.82 (0.02%)	9,970.79 (0.04%)	7,066.83 (0.03%)	4,678.54 (0.02%)	12,850.46 (0.05%)	8,134.09 (0.03%)	15,266.90 (0.05%)	3,418.58 (0.01%)
Total Collat Loss (Collat Maturity)	237,760,116.23 (23.78%)	255,522,117.33 (25.55%)	268,748,371.55 (26.87%)	217,486,488.79 (21.75%)	229,888,129.43 (22.99%)	238,727,521.23 (23.87%)	194,037,726.98 (19.40%)	202,481,007.89 (20.25%)	208,283,828.90 (20.83%)
Prepay	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed	50 PricingSpeed
Default	19.363 CDR	14.619 CDR	11.741 CDR	18.211 CDR	12.141 CDR	9.697 CDR	13.215 CDR	9.916 CDR	7.927 CDR
Loss Severity	40%	50%	60%	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2003-4 - Stack Price/Yield

Settle	10/5/2004
First Payment	11/25/2004

	50 PPC flat	*50 PPC fwd*	*50 PPC fwd + 200*	*100 PPC flat*	*100 PPC fwd*	*100 PPC fwd + 200*
	22.3675 CDR	**13.919 CDR**	**9.027 CDR**	**26.424 CDR**	**17.54 CDR**	**12.01 CDR**
M1						
WAL	10.81	13.80	16.31	7.30	8.58	9.67
Principal Writedown	3,660.70 (0.01%)	7,793.75 (0.02%)	2,043.97 (0.01%)	6,150.54 (0.02%)	8,232.00 (0.03%)	3,073.51 (0.01%)
Total Collat Loss (Collat Maturity)	257,839,554.55 (25.78%)	253,587,315.92 (25.36%)	232,793,151.63 (23.28%)	217,832,847.61 (21.78%)	209,051,954.92 (20.91%)	190,355,638.39 (19.04%)
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2003-4 - Stack Price/Yield

Settle	10/5/2004
First Payment	11/25/2004

	50 PPC flat	*50 PPC fwd*	*50 PPC fwd + 200*	*100 PPC flat*	*100 PPC fwd*	*100 PPC fwd + 200*
	19.1285 CDR	**11.9 CDR**	**7.649 CDR**	**22.06 CDR**	**14.6 CDR**	**9.884 CDR**
M2						
WAL	12.20	15.22	17.71	8.18	9.43	10.54
Principal Writedown	3,177.73 (0.01%)	6,548.36 (0.02%)	18,014.06 (0.06%)	6,679.73 (0.02%)	1,196.23 (0.00%)	5,375.54 (0.02%)
Total Collat Loss (Collat Maturity)	239,430,428.60 (23.94%)	231,136,205.78 (23.11%)	207,534,564.16 (20.75%)	194,713,776.68 (19.47%)	183,458,023.33 (18.35%)	163,419,680.96 (16.34%)
Loss Severity	40%	50%	60%	40%	50%	60%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

NO PREAY STRESS			
	Min 0		
Fwd LIBOR/Swap Shift	-200 bp	bp	200 bp
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	783,236.74 (9.79%)	343,987.80 (4.30%)	213,711.55 (2.67%)
CDR - Yield Break	11.956 CDR	9.662 CDR	7.3 CDR
% Cum Loss 1st $ Principal Loss	125,450,629.84 (12.55%)	106,572,644.52 (10.66%)	84,739,255.15 (8.47%)
CDR - 1st $ Principal Loss	11.865 CDR	9.627 CDR	7.281 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	902,412.68 (11.28%)	236,099.34 (2.95%)	218,821.08 (2.74%)
CDR - Yield Break	7.685 CDR	6.218 CDR	4.72 CDR
% Cum Loss 1st $ Principal Loss	131,750,655.13 (13.18%)	110,755,738.26 (11.08%)	87,005,832.04 (8.70%)
CDR - 1st $ Principal Loss	7.622 CDR	6.204 CDR	4.708 CDR
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	111,129,553.43 (11.11%)	92,142,875.84 (9.21%)	66,029,482.47 (6.60%)
CDR - Yield Break	10.163 CDR	8.057 CDR	5.45 CDR
% Cum Loss 1st $ Principal Loss	110,441,082.68 (11.04%)	91,914,905.83 (9.19%)	65,912,457.68 (6.59%)
CDR - 1st $ Principal Loss	10.084 CDR	8.033 CDR	5.439 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	120,918,646.12 (12.09%)	99,731,957.36 (9.97%)	68,603,015.74 (6.86%)
CDR - Yield Break	6.886 CDR	5.5 CDR	3.62 CDR
% Cum Loss 1st $ Principal Loss	120,050,379.99 (12.01%)	99,572,866.71 (9.96%)	68,464,231.18 (6.85%)
CDR - 1st $ Principal Loss	6.828 CDR	5.49 CDR	3.612 CDR

PREPAY STRESS			
	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	85,039,154.57 (8.50%)	109,314,689.27 (10.93%)	125,144,645.95 (12.51%)
CDR - Yield Break	10.328 CDR	7.568 CDR	4.98 CDR
% Cum Loss 1st $ Principal Loss	84,611,226.46 (8.46%)	109,060,159.46 (10.91%)	132,677,567.07 (13.27%)
CDR - 1st $ Principal Loss	10.271 CDR	7.547 CDR	5.364 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	76,958,869.68 (7.70%)	96,557,648.71 (9.66%)	114,344,209.31 (11.43%)
CDR - Yield Break	9.261 CDR	6.538 CDR	4.45 CDR
% Cum Loss 1st $ Principal Loss	76,561,274.87 (7.66%)	96,380,312.08 (9.64%)	115,176,916.32 (11.52%)
CDR - 1st $ Principal Loss	9.209 CDR	6.524 CDR	4.49 CDR

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

NO PREAY STRESS			
	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**bp**	**200 bp**
Prepay	1.00x Base Case	1.00x Base Case	1.00x Base Case
Loss Severity: 40%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	783,236.74 (9.79%)	343,987.80 (4.30%)	213,711.55 (2.67%)
CDR - Yield Break	11.956 CDR	9.662 CDR	7.3 CDR
% Cum Loss 1st $ Principal Loss	125,450,629.84 (12.55%)	106,572,644.52 (10.66%)	84,739,255.15 (8.47%)
CDR - 1st $ Principal Loss	11.865 CDR	9.627 CDR	7.281 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	902,412.68 (11.28%)	236,099.34 (2.95%)	218,821.08 (2.74%)
CDR - Yield Break	7.685 CDR	6.218 CDR	4.72 CDR
% Cum Loss 1st $ Principal Loss	131,750,655.13 (13.18%)	110,755,738.26 (11.08%)	87,005,832.04 (8.70%)
CDR - 1st $ Principal Loss	7.622 CDR	6.204 CDR	4.708 CDR
Loss Severity: 40%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	111,129,553.43 (11.11%)	92,142,875.84 (9.21%)	66,029,482.47 (6.60%)
CDR - Yield Break	10.163 CDR	8.057 CDR	5.45 CDR
% Cum Loss 1st $ Principal Loss	110,441,082.68 (11.04%)	91,914,905.83 (9.19%)	65,912,457.68 (6.59%)
CDR - 1st $ Principal Loss	10.084 CDR	8.033 CDR	5.439 CDR
Loss Severity: 50%	Do NOT explicitly calc. Interpolate please.		
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break			
CDR - Yield Break			
% Cum Loss 1st $ Principal Loss			
CDR - 1st $ Principal Loss			
Loss Severity: 60%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	120,918,646.12 (12.09%)	99,731,957.36 (9.97%)	68,603,015.74 (6.86%)
CDR - Yield Break	6.886 CDR	5.5 CDR	3.62 CDR
% Cum Loss 1st $ Principal Loss	120,050,379.99 (12.01%)	99,572,866.71 (9.96%)	68,464,231.18 (6.85%)

CDR - 1st $ Principal Loss	6.828 CDR	5.49 CDR	3.612 CDR

PREPAY STRESS			
	Min 0		
Fwd LIBOR/Swap Shift	**-200 bp**	**bp**	**200 bp**
Prepay	2.00x Base Case	1.00x Base Case	0.50x Base Case
Loss Severity: 50%			
Recovery Delay: 12 months			
% Cum Loss Yield Break	85,039,154.57 (8.50%)	109,314,689.27 (10.93%)	125,144,645.95 (12.51%)
CDR - Yield Break	10.328 CDR	7.568 CDR	4.98 CDR
% Cum Loss 1st $ Principal Loss	84,611,226.46 (8.46%)	109,060,159.46 (10.91%)	132,677,567.07 (13.27%)
CDR - 1st $ Principal Loss	10.271 CDR	7.547 CDR	5.364 CDR
Loss Severity: 50%			
Recovery Delay: 12 months. NO ADVANCE			
% Cum Loss Yield Break	76,958,869.68 (7.70%)	96,557,648.71 (9.66%)	114,344,209.31 (11.43%)
CDR - Yield Break	9.261 CDR	6.538 CDR	4.45 CDR
% Cum Loss 1st $ Principal Loss	76,561,274.87 (7.66%)	96,380,312.08 (9.64%)	115,176,916.32 (11.52%)
CDR - 1st $ Principal Loss	9.209 CDR	6.524 CDR	4.49 CDR

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-3
NetWAC Cap Analysis

FRM PPC: 75%
ARM CPR: 125%
Enable Call: Yes

(1) Assumes 1mLIBOR and 6mLIBOR stay at 20.000 and 20.000 respectively and the cashflows are run to the Optional Termination a
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneouly to 6.450 and the cashflows are run to the Optional Termination at the p
(3) Calculated as (a) the Net WAC Cap plus (b) the result of proceeds from the related Interest Rate Corridor divided by the begining p
related certificates, annualized based on the actual number of days in the accrual period.

Period	1 Mo LIBOR	6 Mo LIBOR	Class-A1 NWC (1) (%)	Class-A1 Max Rate (2,3) (%)	AAA Group-II NWC (1) (%)	AAA Group-II Max Rate (2,3) (%)	AAA Subs NWC (1) (%)	AAA Subs Max Rate (2,3) (%)
1	20.000000	20.000000	4.18	10.50	4.18	10.00	4.18	10.00
2	20.000000	20.000000	7.11	10.50	7.11	10.00	7.11	10.00
3	20.000000	20.000000	6.88	10.50	6.88	10.00	6.88	10.00
4	20.000000	20.000000	6.88	10.50	6.88	10.00	6.88	10.00
5	20.000000	20.000000	7.61	10.50	7.61	10.00	7.61	10.00
6	20.000000	20.000000	6.88	10.50	6.88	10.00	6.88	10.00
7	20.000000	20.000000	7.11	10.50	7.11	10.00	7.11	10.00
8	20.000000	20.000000	6.88	10.50	6.88	10.00	6.88	10.00
9	20.000000	20.000000	7.11	10.50	7.11	10.00	7.11	10.00
10	20.000000	20.000000	6.88	10.50	6.88	10.00	6.88	10.00
11	20.000000	20.000000	6.78	10.49	6.78	9.99	6.78	9.99
12	20.000000	20.000000	7.01	10.49	7.01	9.99	7.01	9.99
13	20.000000	20.000000	6.78	10.49	6.78	9.99	6.78	9.99
14	20.000000	20.000000	7.01	10.49	7.01	9.99	7.01	9.99
15	20.000000	20.000000	6.78	10.49	6.78	9.99	6.78	9.99
16	20.000000	20.000000	6.78	10.49	6.78	9.99	6.78	9.99
17	20.000000	20.000000	7.50	10.49	7.50	9.99	7.50	9.99
18	20.000000	20.000000	6.78	10.49	6.78	9.99	6.78	9.99
19	20.000000	20.000000	7.00	10.49	7.00	9.99	7.00	9.99
20	20.000000	20.000000	6.78	10.48	6.78	9.98	6.78	9.98
21	20.000000	20.000000	7.01	10.48	7.01	9.98	7.01	9.98
22	20.000000	20.000000	6.78	10.48	6.78	9.98	6.78	9.98
23	20.000000	20.000000	8.42	10.33	8.42	9.83	8.42	9.83
24	20.000000	20.000000	8.81	10.30	8.81	9.80	8.81	9.80
25	20.000000	20.000000	8.51	10.29	8.51	9.79	8.51	9.79
26	20.000000	20.000000	8.77	10.26	8.77	9.76	8.77	9.76
27	20.000000	20.000000	8.46	10.26	8.46	9.76	8.46	9.76
28	20.000000	20.000000	8.44	10.24	8.44	9.74	8.44	9.74
29	20.000000	20.000000	9.89	10.11	9.89	9.89	9.89	9.89
30	20.000000	20.000000	8.94	10.12	8.94	9.62	8.94	9.62
31	20.000000	20.000000	8.96	10.09	8.96	9.59	8.96	9.59
32	20.000000	20.000000	8.63	10.08	8.63	9.58	8.63	9.58
33	20.000000	20.000000	8.89	10.04	8.89	9.54	8.89	9.54
34	20.000000	20.000000	8.57	10.04	8.57	9.54	8.57	9.54
35	20.000000	20.000000	9.08	9.90	9.08	9.40	9.08	9.40
36	20.000000	20.000000	9.40	9.83	9.40	9.40	9.40	9.40
37	20.000000	20.000000	9.06	9.83	9.06	9.33	9.06	9.33
38	20.000000	20.000000	9.32	9.78	9.32	9.32	9.32	9.32
39	20.000000	20.000000	8.98	9.77	8.98	9.27	8.98	9.27
40	20.000000	20.000000	8.93	9.75	8.93	9.25	8.93	9.24
41	20.000000	20.000000	9.99	9.99	9.99	9.99	9.99	9.99
42	20.000000	20.000000	9.33	9.54	9.33	9.33	9.33	9.33
43	20.000000	20.000000	9.59	9.59	9.59	9.59	9.59	9.59
44	20.000000	20.000000	9.23	9.47	9.23	9.23	9.23	9.23
45	20.000000	20.000000	9.49	9.49	9.49	9.49	9.49	9.49
46	20.000000	20.000000	9.13	9.41	9.13	9.13	9.13	9.13
47	20.000000	20.000000	9.11	9.37	9.11	9.11	9.11	9.11
48	20.000000	20.000000	9.37	9.37	9.37	9.37	9.37	9.37
49	20.000000	20.000000	9.01	9.30	9.01	9.01	9.01	9.01
50	20.000000	20.000000	9.26	9.26	9.26	9.26	9.26	9.26

Period	1 Mo LIBOR	6 Mo LIBOR	Class-A1 NWC (1) (%)	Class-A1 Max Rate (2,3) (%)	AAA Group-II NWC (1) (%)	AAA Group-II Max Rate (2,3) (%)	AAA Subs NWC (1) (%)	AAA Subs Max Rate (2,3) (%)
51	20.000000	20.000000	8.91	9.24	8.91	8.91	8.91	8.91
52	20.000000	20.000000	8.86	9.20	8.86	8.86	8.86	8.86
53	20.000000	20.000000	9.78	9.78	9.78	9.78	9.78	9.78
54	20.000000	20.000000	8.79	9.13	8.79	8.79	8.79	8.79
55	20.000000	20.000000	9.03	9.05	9.03	9.03	9.03	9.03
56	20.000000	20.000000	8.69	9.07	8.69	8.69	8.69	8.69
57	20.000000	20.000000	8.93	8.99	8.93	8.93	8.93	8.93
58	20.000000	20.000000	8.59	9.01	8.59	8.59	8.59	8.59
59	20.000000	20.000000	8.54	8.98	8.54	8.54	8.54	8.54
60	20.000000	20.000000	8.78	8.90	8.78	8.78	8.78	8.78
61	20.000000	20.000000	8.45	8.93	8.45	8.45	8.45	8.45
62	20.000000	20.000000	8.68	8.85	8.68	8.68	8.68	8.68
63	20.000000	20.000000	8.36	8.87	8.36	8.36	8.36	8.36
64	20.000000	20.000000	8.31	8.85	8.31	8.31	8.31	8.31
65	20.000000	20.000000	9.15	9.15	9.15	9.15	9.15	9.15
66	20.000000	20.000000	8.22	8.80	8.22	8.22	8.22	8.22
67	20.000000	20.000000	8.45	8.72	8.45	8.45	8.45	8.45
68	20.000000	20.000000	8.14	8.75	8.14	8.14	8.14	8.14
69	20.000000	20.000000	8.36	8.67	8.36	8.36	8.36	8.36
70	20.000000	20.000000	8.05	8.71	8.05	8.05	8.05	8.05
71	20.000000	20.000000	8.01	8.68	8.01	8.01	8.01	8.01
72	20.000000	20.000000	8.24	8.60	8.24	8.24	8.24	8.24
73	20.000000	20.000000	7.93	8.64	7.93	7.93	7.93	7.93
74	20.000000	20.000000	8.15	8.56	8.15	8.15	8.15	8.15
75	20.000000	20.000000	7.85	8.60	7.85	7.85	7.85	7.85
76	20.000000	20.000000	7.81	8.58	7.81	7.81	7.81	7.81
77	20.000000	20.000000	8.61	8.61	8.61	8.61	8.61	8.61
78	20.000000	20.000000	7.74	8.53	7.74	7.74	7.74	7.74
79	20.000000	20.000000	7.96	8.45	7.96	7.96	7.96	7.96
80	20.000000	20.000000	7.67	8.49	7.67	7.67	7.67	7.67
81	20.000000	20.000000	7.89	8.41	7.89	7.89	7.89	7.89
82	20.000000	20.000000	7.60	8.44	7.60	7.60	7.60	7.60
83	20.000000	20.000000	7.57	7.57	7.57	7.57	7.57	7.57
84	20.000000	20.000000	7.78	7.78	7.78	7.78	7.78	7.78
85	20.000000	20.000000	7.50	7.50	7.50	7.50	7.50	7.50
86	20.000000	20.000000	7.72	7.72	7.72	7.72	7.72	7.72

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2004-3
Efffective NETWAC Rate

FRM Speed: 50% PPC
ARM Speed: 50% PPC

as per footnote (2) and (3) in the marketing term sheet.

Period	Effective NETWAC Rate	Period	Effective NETWAC Rate	Period	Effective NETWAC Rate
1	10.00%	61	10.39%	121	9.87%
2	9.99%	62	10.73%	122	10.19%
3	9.97%	63	10.38%	123	9.86%
4	9.96%	64	10.37%	124	9.85%
5	9.95%	65	11.47%	125	10.89%
6	9.92%	66	10.35%	126	9.83%
7	9.90%	67	10.69%	127	10.15%
8	9.86%	68	10.33%	128	9.81%
9	9.84%	69	10.67%	129	10.13%
10	9.80%	70	10.32%	130	9.80%
11	9.75%	71	10.31%	131	9.79%
12	9.73%	72	10.64%	132	10.10%
13	9.67%	73	10.29%	133	9.77%
14	9.65%	74	10.63%	134	10.09%
15	9.58%	75	10.27%	135	9.75%
16	9.53%	76	10.27%	136	9.74%
17	9.60%	77	11.36%	137	10.41%
18	9.43%	78	10.25%	138	9.73%
19	9.42%	79	10.58%	139	10.04%
20	9.32%	80	10.23%	140	9.71%
21	9.31%	81	10.56%	141	10.02%
22	9.20%	82	10.21%	142	9.69%
23	9.63%	83	10.20%	143	9.68%
24	9.72%	84	10.54%	144	10.00%
25	9.62%	85	10.19%	145	9.67%
26	9.69%	86	10.52%	146	9.98%
27	9.57%	87	10.17%	147	9.65%
28	9.55%	88	10.16%	148	9.64%
29	10.32%	89	10.85%	149	10.66%
30	9.77%	90	10.14%	150	9.62%
31	9.79%	91	10.47%	151	9.94%
32	9.64%	92	10.13%	152	9.61%
33	9.77%	93	10.45%	153	9.92%
34	9.61%	94	10.11%	154	9.59%
35	9.93%	95	10.10%	155	9.58%
36	10.17%	96	10.43%	156	9.89%
37	9.96%	97	10.08%	157	9.56%
38	10.16%	98	10.41%	158	9.87%
39	9.97%	99	10.06%	159	9.55%
40	9.98%	100	10.06%	160	9.54%
41	11.14%	101	11.12%	161	10.55%
42	10.47%	102	10.04%	162	9.52%
43	10.81%	103	10.36%	163	9.83%
44	10.45%	104	10.02%	164	9.51%
45	10.79%	105	10.35%	165	9.81%
46	10.44%	106	10.00%	166	9.49%
47	10.46%	107	9.99%	167	9.48%
48	10.82%	108	10.32%		
49	10.46%	109	9.98%		
50	10.80%	110	10.30%		
51	10.44%	111	9.96%		
52	10.44%	112	9.95%		
53	11.57%	113	11.01%		
54	10.45%	114	9.93%		
55	10.79%	115	10.26%		
56	10.44%	116	9.92%		
57	10.78%	117	10.24%		
58	10.42%	118	9.90%		
59	10.41%	119	9.89%		
60	10.75%	120	10.21%		

DISCLAIMER

The accompanying electronic file (the "Distributed Materials") contains modeling information distributed to you by Greenwich Capital Markets, Inc. ("Greenwich Capital") for the purpose of assisting you in making a preliminary analysis of the referenced securities, and does not constitute an offer to sell, or a solicitation to buy, such securities. The Distributed Materials are intended for the exclusive use of the party to whom Greenwich Capital has directly distributed such materials (the "Recipient"). By accepting the Distributed Materials, Recipient agrees that it will not (a) use the Distributed Materials or any information, tables and other statistical analyses that Recipient may generate on the basis of the Distributed Materials (such generated information, the "Hypothetical Performance Data", and together with the Distributed Materials, the "Information") for any purpose other than to make a preliminary analysis of the referenced securities, or (b) provide any Information to any person other than its legal, tax financial and/or accounting advisors for the purposes of making a preliminary analysis of the referenced securities. Recipient agrees and acknowledges that the Hypothetical Performance Data will be generated by or on behalf of the Recipient, and that neither Greenwich Capital not anyone acting on its behalf has generated or will generate or is in any way responsible for any Hypothetical Performance Data.

Although the Distributed Materials have been sent to you by Greenwich Capital, and not the issuer of the securities, the Information is based on information furnished by the issuer of the securities and its affiliates and other third parties, the accuracy and completeness of which has not been verified by Greenwich Capital or any other person. Further, numerous assumptions were used in preparing the Distributed Materials, which assumptions may not be reflected in the Distributed Materials or the Hypothetical Performance Data. Any weighted average lives, yields, principal payment periods and other information shown in the Hypothetical Performance Data will be based on various assumptions, and changes in such assumptions may dramatically affect such weighted average lives, yields, principal payment periods and other information. Neither Greenwich Capital nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets, payments or yield on the securities or other assumptions used in generating the Hypothetical Performance Data. Further, the specific characteristics of the actual securities may differ from those shown in the Information due to, among other things, differences between (a) the actual underlying assets and the hypothetical underlying assets used in preparing the Information and (b) the assumptions used by you in producing the Hypothetical Performance Data and the actual assumptions used in pricing the actual securities. As such, no assurance can be given as to the Information's accuracy, appropriateness or completeness in any particular context; nor as to whether the Information and/or the assumptions upon which it is based reflect present market conditions or future market performance. The Information should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Although a registration statement (including a prospectus) relating to the securities referenced in the Distributed Materials has been filed with the Securities and Exchange

Commission and is effective, the final prospectus supplement relating to the actual securities to be offered has not yet been filed with the Securities and Exchange Commission. Neither the Distributed Materials nor any other materials or communications shall constitute an offer to sell or the solicitation of an offer to buy the referenced securities in any state in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification of such securities under the securities laws of any such state. The principal amount, designation and terms of any security described in the Information are preliminary and subject to change prior to issuance. Prospective purchasers are referred to the final prospectus supplement relating to the actual securities to be offered that are preliminarily discussed in the Information for final principal amount, designation and terms of any security described in the Information prior to committing to purchase any such security. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Trading Desk at (203) 625-6160.

The Distributed Materials supercede all information relating to the subject securities that have been made available to you previously. In addition, the Information will be superseded in its entirety by any information made available to you after the date hereof (if any), as well as by the final prospectus supplement and prospectus relating to the actual securities preliminarily discussed in the Information.

Please be advised that the securities described in the Information may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of the securities described therein.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by electronic mail.